SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “ yes ” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Thomson Group

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL

STATEMENTS OF THOMSON AND ITS CONSOLIDATED SUBSIDIARIES.

Unaudited consolidated interim statements of operations	2

Unaudited consolidated interim balance sheets	3

Unaudited consolidated interim statements of cash flows	5

Unaudited consolidated statements of changes in shareholders’ equity and minority interests	6

Condensed notes to the unaudited interim consolidated financial statements	7

This document replaces the unaudited condensed consolidated interim financial statements filed on Form 6-K on August 3, 2005 and is unchanged from those statements except for the replacement of certain figures in the unaudited consolidated interim statement of cash flow (previously headed "provisional"), the inclusion of a note on "Transactions with Related Parties" and an update of the note on "Subsequent Events".

Thomson Group

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

		Six months ended
				Year ended
		June 30,	June 30,	December 31,
(€ in millions)	Note	2005	2004	2004
		unaudited	unaudited	audited

Continuing operations:
Revenues		2,968	3,376	6,986
Cost of sales		(2,281)	(2,602)	(5,322)

Gross margin		687	774	1,664

Selling, general, administrative expenses	(7)	(451)	(540)	(1,032)
and others
Research and development expense	(8)	(127)	(137)	(235)
Restructuring of plants to be discontinued	(7)	(44)	-	-
Profit from continuing operations and		65	97	397
before tax and finance costs

Interest expense		(33)	(5)	(19)
Other financial income (expense)		(38)	(18)	(26)
Financial costs	(9)	(71)	(23)	(45)

Loss from associates		(7)	(1)	(21)
Income tax	(10)	(49)	(39)	(86)
Profit (loss) from continuing operations		(62)	34	245

Discontinued operations:
Profit (loss) from discontinued operations	(11)	(409)	(224)	(795)

Net income (loss)		(471)	(190)	(550)
Attributable to
Equity Holders		(462)	(191)	(551)
Minority interests		(9)	1	1

		Six months ended		Year ended
		June 30,	June 30,	December
		2005	2004	31, 2004
		Unaudited	unaudited	audited

		(in euro, except number of shares)
Weighted average number of shares
	(25)
outstanding – basic net of treasury stock (*)		270,017,384	274,240,438	273,646,869

Earnings per share from continuing
operations attributable to the equity	(25)
holders of the Group
- basic		(0.23)	0.13	0.90
- diluted		(0.23)	0.13	0.85
Earnings per share from discontinued
operations attributable to the equity
holders of the Group
- basic		(1.48)	(0.82)	(2.91)
- diluted		(1.48)	(0.82)	(2.91)

(*) The decrease as of June 2005 is due to the treasury share stock acquired.

 Thomson Group

CONSOLIDATED INTERIM BALANCE SHEETS

		As of June 30,	As of December
(€ in millions)	Note	2005	31, 2004
		unaudited	audited
ASSETS:

Non-current assets :
Property, plant and equipment	(12)	877	1,051
Goodwill	(13)	1,505	1,178
Intangible assets	(13)	1,079	924
Investment in associates	(14)	283	260
Investment in other companies	(15)	103	77
Available-for-sale financial assets	(15)	76	36
Derivative financial instruments	(16)	-	-
Other financial assets		145	140
Contract advances	(17)	151	179
Deferred tax assets		296	306

Total non-current assets		4,515	4,151

Current assets :
Inventories		504	568
Trade accounts and notes receivable		1,039	1,180
Current accounts with affiliated companies		210	183
Derivative financial instruments	(16)	9	-
Other receivables		535	615
Cash and cash equivalents		717	1,906

Total current assets		3,014	4,452

Assets classified as held for sale	(11)	438	-

Total assets		7,967	8,603

Thomson Group

CONSOLIDATED INTERIM BALANCE SHEETS

		As of June 30,	As of December
(€ in millions)	Note	2005	31, 2004
		unaudited	audited

LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

Shareholders’ equity:	(18)
Common stock (273,308,032 shares, nominal value €3.75 per share
at June 30, 2005 and December 31, 2004)		1,025	1,025
Treasury shares	(18)	(48)	(55)
Additional paid in capital		1,765	1,751
Fair value adjustments and other reserves		20	(23)
Retained earnings		(647)	(117)
Cumulative translation adjustment		60	(98)

Shareholders’ equity		2,175	2,483

Minority interests		1	20

Total equity		2,176	2,503

Non-current liabilities:
Borrowings	(19)	1,030	1,597
Reserve for post-employment benefits	(20)	805	785
Other provision	(22)	154	55
Deferred tax liabilities		39	36
Other non-current liabilities		129	129

Total non-current liabilities		2,157	2,602

Current liabilities :
Borrowings	(19)	983	904
Derivative financial instruments	(16)	109	-
Reserve for post-employment benefits	(20)	70	65
Restructuring provisions	(21)	84	75
Other provision	(22)	122	120
Trade accounts and notes payable		1,047	1,226
Accrued employee expenses		155	165
Income tax payable		51	60
Other creditors and accrued liabilities		732	799
Debt related to Technicolor acquisition	(24)	-	84

Total current liabilities		3,353	3,498

Liabilities directly associated with assets classified as held for sale	(11)	281	-

Total liabilities, shareholders’ equity and minority interests		7,967	8,603

• Off-balance sheet commitments	(28)
• Contingencies	(29)

Thomson Group

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

		As of June 30,	Year ended
(€ in millions)	Note	2005	December 31, 2004
		unaudited	audited
Cash flows from operating activities:

Cash generated from operations	(26)	172	591
Interest paid		(53)	(47)
Interest received		10	10
Dividend received		-	-
Income tax paid		(49)	(124)
Net cash (used in) / generated from operating activities		80	430

Cash flows from investing activities:

Acquisition of subsidiaries, associates and investment, net of	(27)
cash acquired		(240)	(664)
Proceeds from sale of investment in other companies		(127)	61
Purchases of property, plant and equipment (PPE)		(137)	(309)
Proceeds from sale of PPE	(12)	4	49
Purchases of intangible assets		(53)	(68)
Proceeds from sale of intangible assets		5	-
Loans reimbursed by to related parties		42	-
Net cash (used in) / generated from investing activities		(506)	(931)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares		-	-
Purchase of treasury shares		(89)	(58)
Proceeds from issuance of convertible bond		-	403
Proceeds from borrowings		258	274
Repayments of borrowings		(886)	(540)
Dividends paid to Company’s shareholders		(77)	(71)
Dividends paid to minority interests		(1)	(3)
Net cash (used in) / generated from financing activities		(795)	5

Net (decrease)/increase in cash and bank overdrafts:		(1,221)	(496)
Cash and bank overdrafts at beginning of period		1,906	2,383
Exchange gains/(losses) on cash and bank overdrafts		32	19
Cash and bank overdrafts at end of period		717	1,906

The cash flow statement above does not distinguish between continuing and discontinued operations. The net loss of € 409 million related to discontinued operations includes (i) € 103 million loss on disposal paid cash during the period ended June 30, 2005, that is posted in line cash flows form investing activities (ii) write off of non current assets held for sale for € 74 million (note 11) and (iii) non cash loss on disposal of the Anagni production site for € 85 million (note 5). In addition, see note 6 column "Displays & CE partnerships" for other information.

Thomson Group

CONSOLIDATED STATEMENTS

OF CHANGES IN SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS (unaudited)

(€ in millions)	Attributable to equity holders of the Group						Minority	Total
							interest	equity
	Share capital	Treasury shares	Additional paid in capital	Fair value and other reserves	Retained earnings	Cumulative translation adjustments

Balance at December 31, 2003	1,052	(210)	1,938	-	500	-	9	3,289
Variations 2004
Currency translation adjustments	-	-	-	-	-	(98)	(1)	(99)
Net income (loss) 2004	-	-	-	-	(551)	-	1	(550)
Dividends	-	-	-	-	(71)	-	(3)	(74)
Warrants (1)	-	-	12	-	-	-	-	12
Treasury stock purchased (4,157,010 shares)	-	(74)	-	-	-	-	-	(74)
Treasury stock granted to employees	-	2	(2)	-	-	-	-	-
(141,488 shares)
Treasury stock cancelled (7,305,476 shares) (2)	(27)	227	(200)	-	-	-	-	-
Stock options granted (3)	-	-	-	-	5	-	-	5
Change in perimeter	-	-	-	-	-	-	14	14
Recognition of actuarial gains and
losses in equity	-	-	-	(23)	-	-	-	(23)
Employee share option scheme
- Share based payment to employees	-	-	3	-	-	-	-	3
Balance at December 31, 2004	1,025	(55)	1,751	(23)	(117)	(98)	20	2,503
Adoption of IAS 32 and IAS 39	-	-	-	22	-	-	(9)	13
Balance at January 1, 2005	1,025	(55)	1,751	(1)	(117)	(98)	11	2,516
Variations 2005
Fair value gains (or losses), net of tax
- on available-for-sale financial assets	-	-	-	(5)	-	-	-	(5)
- on cash flow hedges	-	-	-	(18)	-	-	-	(18)
Currency translation adjustments	-	-	-	-	-	158	2	160
Net income (loss) for the period	-	-	-	-	(462)	-	(9)	(471)
Dividend	-	-	-	-	(77)	-	(1)	(78)
Treasury stock purchased (4,626,733 shares)	-	(89)	-	-	-	-	-	(89)
Treasury stock sold (5,252,976 shares) (5)	-	96	-	-	-	-	-	96
Gain on treasury stock sold	-	-			7	-	-	7
Fair Value treasury stock to deliver	-	-	-	7	-	-	-	7
Change in perimeter	-	-	-	-	-	-	(2)	(2)
Other (4)	-	-	9		-	-	-	9
Written put cancellation	-	-	-	37	-	-	-	37
Unrecognized gain on put sold	-	-	-	-	2	-	-	2
Employee share option scheme	-	-	-	-	-	-	-	-
- Share based payment to employees	-	-	5	-	-	-	-	5
Balance at June 30, 2005	1,025	(48)	1,765	20	(647)	60	1	2,176

(1)   On September 15, 2004, the extraordinary shareholders meeting approved a subscription plan for warrants (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for individual shareholders that filled certain conditions. As of December 31, 2004, a number of 12,471,859 BASA at € 1 each were subscribed. Each BASA give the right to subscribe one Thomson share at € 16.
(2)   On October 19, 2004, a total of 7,305,476 treasury shares were cancelled through a share capital reduction
 (3)   Fair value as of July 31, 2004 of a common stock call option granted to TCL Corporation in connection with the TV Combination Agreement. As per first time adoption of IAS 32 and 39, this commitment was reclassified under financial debt long term and was reevaluated by € 3 million, making the underlying long-term debt as of January 1, 2005 equaling € 8 millions.
(4)   Valued added tax reimbursement on costs incurred on capital increase
(5)   This comprises 2,351,648 shares delivered and 2,901,328 shares to deliver following Inventel & Cirpack acquisitions ( note 5)

Thomson Group

1. GENERAL INFORMATION

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the entertainment and media industries. In 2005, Thomson’s activities are organized into three principal activities: Services, Systems & Equipments and Technology, plus two further divisions regrouping Corporate and its remaining activities: Displays & Consumer Electronics partnerships.

In these financial statements, the terms “Thomson group” (formerly the Thomson multimedia group), “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company (formerly Thomson multimedia S.A.).

The financial statements have been approved by the Board of Directors and authorized for issue on July 28, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared in accordance with all effective International Financial Reporting Standards (IFRS) except IAS 34 “Interim Financial Reporting” and are covered by IFRS 1 “First Time Adoption of IFRS”, because they are part of the period covered by Thomson’s first IFRS financial statements for the year 2005. These interim financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective (voted by the European Union) or issued and early adopted as at the time of preparing these statements (July 2005) and that will be effective as of December 2005 (revised IAS 19 which allows actuarial gains or losses of each year to be booked to equity and revised IAS 39 which authorizes intra-group cash flow hedge under certain conditions).
Given the fact that the consolidated financial statements that will be published at the end of December 2005 together with the December 31, 2004 comparative information will be presented on the basis of IFRS accounting standards applicable as of December 31, 2005, Thomson may need to modify some December 31, 2004 and June 30, 2005 figures in order to take into consideration any possible change of the standards or interpretation adopted by the EEC during 2005.
The Group has elected to present these interim financial statements on the basis of the French requirements (meaning the “Règlement Général” of AMF (art 221 -5) and the recommendation CNC 99-R-01 related to interim financial statements).

The impacts of current IFRS projects are not anticipated in these financial statements.

The policies set out below have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments. Thomson has made use of the exemption available under IFRS 1 to only apply IAS 32 - 39 and IFRS 5 from January 1, 2005.

All figures are presented in millions of euro unless otherwise stated.

Reconciliations and descriptions of the effect of the transition from French GAAP to IFRS on Thomson’s equity and its net income and cash flows are provided in Note 30.

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding several assets and liabilities, for which specific provisions recommended by the IFRS have been retained: available-for-sale financial assets at fair value, and financial assets at fair value through profit and loss.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated financial statements.

The Board regularly reviews its valuations and estimates based on its past experience and various other factors, considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities carrying value. The actual results could significantly differ from these estimates depending on different conditions and hypotheses.

Scope and consolidation method

(a) Subsidiaries
All the entities that are controlled by the Group (including special purpose entities) and on which the Group has the power to govern the financial and operating policies in order to benefit from the arising advantages, are subsidiaries of the Group and are consolidated. Control is presumed to exist when the Group directly or indirectly owns more than half of the voting rights of an entity (the voting rights taken into account are the real and potential voting rights which are immediately exercisable) and when no other shareholder holds a significant right allowing veto or the blocking of ordinary decisions made by the Group.

Consolidation is also applied to special-purpose entities that are controlled, whatever their legal forms are, even where the Company holds no shares in their capital.

Financial statements of consolidated subsidiaries, when prepared in accordance with the generally accepted accounting principles in their country of origin, have been adjusted to IFRS accordingly in consolidation.

(b) Associates
An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee without having either control or joint control over those policies.

Investments in associates are accounted for under the equity method. The goodwill arising on these entities is included in the carrying value of the investment.

(c) Joint ventures
A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control. Investments in joint-ventures are accounted for under the proportionate consolidation method: the assets, liabilities, revenues and costs are consolidated in proportion to the Group’s investment.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method.
The acquiree’s identifiable assets and liabilities that meet the IFRS recognition criteria are recorded at their fair values at the acquisition date, except for the assets classified as held-for-sale by the Group that are recognized at fair value less costs to sell.

Only the identifiable liabilities satisfying the criteria of recognition of a liability or a contingent liability for the acquired company are recorded under business combinations. Thus, a restructuring liability is recognized as a liability for the acquired company except if the acquiree has, at the acquisition date, an existing liability for restructuring.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The costs directly attributable to a business combination include costs such as professional fees paid to accountants, legal advisers, valuers and other consultants which affect the business combination.
The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets is recorded as goodwill.

The adjustments of assets and liabilities fair values related to new acquisitions, initially recorded using provisional values (due to external appraisal work being currently carried out or to further analyses to be performed), are accounted for as retroactive adjustments to goodwill, should they occur within the twelve-month period following the acquisition date. Beyond this period, these adjustments are directly recognized into net result unless they correspond to corrections of errors.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

The acquisitions of minority interests are not currently covered by IFRS. The accounting treatment of acquisitions of minority interests is included within the proposed amendments to IFRS 3 “Business combinations” published in June 2005 by the IASB. For the time being, without any definitive specific rules, the Group applies the previous French GAAP method. In the event the Group acquires additional interests in a subsidiary, the difference between the purchase price and the consolidated carrying amount of these acquired minority interests is recorded as goodwill in he Group’s consolidated financial statements.

Translation of foreign subsidiaries

The consolidated financial statements of affiliates for which the functional currency is different to that of the parent company are translated as follows:

  The assets and liabilities, including the goodwill and the fair value adjustments in the consolidated accounts, are translated into euros at the rate effective at the period end.
  The revenues and costs are translated into euros at the average exchange rate of the period, as long as this rate is not impacted by significant changes.

The translation adjustments arising are directly recorded to shareholders’ equity.

Translation of foreign currency transactions

Transactions in foreign currency are translated at the exchange rate effective at the trade date. Monetary assets and liabilities in foreign currency are translated at the rate of exchange prevailing at balance sheet date, except for receivables and payables which are covered by exchange rate hedge instruments and for which the method described in section 1.b of the consolidated statements was applied in 2004. The Group applies IAS 32 and IAS 39 as from January 1, 2005. As a result the differences arising on the translation of foreign currency operations (monetary assets and liabilities hedged) are recorded in the income statement as a profit or loss on exchange.

The non-monetary assets and liabilities are translated at the historical rate of exchange effective at the trade date. However, the recoverable value of depreciated tangible assets is determined by reference to the exchange rate at the balance sheet date.

The main exchange rates used for translation (euro to unit currency) are summarized in the following table:

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	June 30, 2005		June 30, 2004		December 31, 2004
	Closing	Average	Closing	Average	Closing	Average
	rate	Rate	Rate	rate	rate	rate
U.S. Dollar	0.8281	0.7814	0.8227	0.8167	0.7330	0.8017
Pound Sterling	1.4944	1.4623	1.4908	1.4878	1.4136	1.4726

Property, Plant and Equipment (PP&E)

All PP&E are recognized at historical cost, excluding the cost of borrowings which are expensed as incurred. They are essentially amortized using the straight-line method over the useful life of the asset, which ranges from 20 to 40 years for buildings and from 1 to 12 years for materials and machinery. Each material component of a composite asset with different useful lives or different patterns of depreciation is accounted for separately for the purpose of depreciation and accounting for subsequent expenditure.

The assets held under finance leases are capitalized at the lower of the present value of future minimum payments and the fair value of the leased assets. They are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the duration of the lease. The amortization costs related to the assets acquired through these contracts are included within the amortization allowances in profit and loss.

Intangible assets

(a) Goodwill

At the acquisition date, goodwill is measured at its cost, being the excess of the costs of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill is always presented in the currency of the acquired affiliate and measured at cost less accumulated impairment losses and is not amortized.

For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units or groups of cash-generating units that benefits from the synergies of the business combinations and corresponds to the lowest level within the Group at which the goodwill is monitored for internal management purposes.

(b) Research and development projects

Research expenses are expensed as incurred. Development costs are expensed as incurred, unless the project they relate to meets the IAS 38 capitalization criteria. Recognized development projects correspond to projects whose objectives are to improve new processes, which are considered as technically viable and expected to provide future economic benefits.

The capitalized projects are recorded at cost less accumulated depreciation and impairment loss, if any. The costs of the internally generated development projects include direct labor costs (including pension costs and medical retiree benefits), costs of materials and service fees necessary for the development projects.

They are amortized over a period ranging from one to five years starting from the beginning of the commercial production of the projects, using either a straight-line method or a unit of production method.

Internally generated software is capitalized at the production cost if used for internal purpose only.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(c) Other intangible assets

The other intangible assets (rights acquired for the use of patents, licenses, brands, etc.) acquired from third parties as well as acquired IT software are recorded at their purchase price plus all associated costs relating to their acquisition and set-up.

All other costs, including those relating to the development of internally generated intangible assets such as brands, customer files, etc., are recognized as expenses of the period when they are incurred.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually according to IAS 36. This type of asset mainly corresponds to trademarks.

The intangible assets considered to have a finite useful life are amortized over their estimated useful lives and their value written down in the case of any impairment loss.

Impairment of the intangible assets, goodwill and PP&E

Goodwill, intangible assets having an indefinite useful life and development projects not yet available for use are tested annually for impairment in September and whenever circumstances indicate that they might be impaired.

The tangible and intangible assets having a definite useful life are tested for impairment at balance sheet date only if events or circumstances indicate that they might be impaired. The main evidence indicating that an asset may be impaired includes the existence of significant changes in the operational environment of the assets or a significant decline in the expected economic performance of the assets.

The impairment test consists of comparing the carrying amount of the asset with its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell and its value in use. The recoverable amount of an asset is individually assessed, unless the asset does not generate any cash inflows independent of those from other assets or groups of assets. In this case, as for goodwill, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs.

Value in use is the present value of the future cash flow expected to be derived from an asset or group of assets. For determining the value in use, the Group uses estimates of future pre-tax discounted cash flows generated by the asset over a period of 5 years, including a residual value when appropriate. These flows are consistent with the most recent budgets approved by the Group directors. Cash flows beyond this period are estimated using a steady or declining growth rate for the subsequent years. Estimated cash flows are discounted using pre-tax long-term market rates, reflecting the time value of money and the specific risks of the assets.

The fair value less costs to sell corresponds to the amount that could be obtained from the sale of the asset (or the cash generating unit), in an arm’s-length transaction between knowledgeable and willing parties, less the costs of disposal.

An impairment loss corresponds to the difference between the carrying amount of the asset (or group of assets) and its recoverable amount and is recognized in the profit from continuing operations, unless the impairment is related to discontinued operations.
In accordance with IAS 36, Impairment of goodwill cannot be reversed.

Assets Held for Sale and Discontinued Operation

Assets Held for Sale
The Group has elected to apply IFRS 5 from January 1, 2005. A non-current asset (or disposal group) is classified as held for sale if its carrying amount will be recovered principally through a sale

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

transaction rather than through continuing use. That means the asset (or disposal group) is available for immediate sale and its sale is highly probable.
A non-current asset (or disposal group) classified as held for sale is measured at the lower of its fair value less costs to sell and its carrying amount.
Any impairment loss on write-down of the asset (or disposal group) to fair value less costs to sell is recognized in profit or loss.

Discontinued Operations
A discontinued operation is a component of an entity that either has been disposed of or is held for sale. To be disclosed as discontinuing, the operation must have been discontinued or be in the asset held for sale category. The component discontinued must be clearly distinguishable operationally and for reporting purposes. It should represent a separate major line of business (or geographical area of business), be part of a single major plan or be a subsidiary acquired exclusively for resale.

Inventories

Inventories are valued at cost or production cost. The production costs include the direct costs of raw materials, labor costs and a part of the overheads representative of the indirect costs of production, and exclude the general administration costs.

The cost of inventory sold is determined based on the weighted average method or the FIFO (first in – first out) method, depending on the nature of the inventory.

When the net realizable value of inventories in the normal course of the business is lower than its carrying amount, the inventory is written down by the difference.

Customer contract advance

Contract advances primarily relate to customer contracts with the services division that conducts business with the majority of its customers under long-term contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (typically from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Consideration is typically paid as an advance to the customers in return for the customer’s various commitments over the life of the contracts.
Such advance payments are classified under “non current assets” and recorded as “contracts advances, net” and are amortized as a reduction of "net sales" on the basis of units of production or film processed.

Financial instruments

The Group has elected to apply IAS 32 and IAS 39 from January 1, 2005. As of that date, the trading financial assets and liabilities are recorded at their fair value, plus the transaction costs that are directly attributable to their acquisition.

Financial assets comprise investments in non consolidated companies and other non-current financial assets, finance and trade receivables and other customer loans, short term investments, current financial assets, including derivative instruments, and cash and cash equivalents.
Financial liabilities include non-current financial liabilities, other financial liabilities and current financial liabilities, derivative instruments and trade payables. Borrowings and other financial debts are initially measured at fair value net of transaction costs and then adjusted to amortized cost using the effective interest method.

In compliance with IAS 39, the financial assets and liabilities are classified under one of the following categories:

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

a) Available-for-sale financial assets

This category of assets consists of financial assets currently classified as either other investments, other financial assets or marketable securities.

The changes in fair value will be recognized in shareholders’ equity until their disposal or the recognition of an impairment loss in the income statement.

b) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold until maturity: bonds, and debtors. These investments are measured at amortized cost using the effective interest method.

c) Transaction assets (for trading)

The standard defines this category as investments held for trading. Subsequent changes in the fair value are recognized in the profit and loss.

d) Third party loans and receivables

This category consists of receivables from controlled entities and trade receivables. These receivables are measured at amortized cost using the effective interest method.

e) Financial liabilities – hybrid/compound instruments

These liabilities consist of an equity component (option to exchange/convert into Thomson’s shares), which grants an option to the holder of the instrument to convert it into an equity instrument of the issuer. These liabilities (bonds convertible into new or existing shares) were accounted for in financial debts in the Group’s accounts under French GAAP. According to IAS 32, these specific liabilities, including issuing costs directly attributable to the borrowing, shall be accounted for separately as a liability and an equity component in the Group’s shareholders’ equity.

The carrying amount of the liability component is measured at the fair value of a similar liability that does not have an associated equity component (the fair value is determined from the present value of future cash flows relating to a similar instrument without an equity component). The carrying value of the equity instrument represented by the option to convert the instrument into Thomson’s shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole.

f) Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred. Borrowings are subsequently stated at amortized costs. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

g) Trade receivables and payables

The trade receivables and payables are part of the current financial assets and liabilities. At the date of their initial recognition, they are measured at the fair value of the amount to be received or paid. This generally represents their nominal value because of the short time between the recognition of the instrument and its realization (for assets) or its settlement (for liabilities).

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

When a receivable is sold, it is derecognized if sold without recourse and when it is demonstrated that the Group has no more continuing involvement nor retains substantially the significant risks and rewards of ownership.

h) Derivatives

Derivatives are recognized at fair value.
The Group uses derivatives as hedging instruments for hedges of foreign currency risks and changes in interest rates. These instruments include agreements for interest rate swaps, options and foreign currency forward contracts. They are accounted for in accordance with hedge accounting.

Derivative instruments may be designated as hedging instruments in one of two types of hedging relationship:
-	Fair value hedge, corresponding to a hedge of the exposure to the change in fair value of an asset or a liability;
-	Cash flow hedge, corresponding to a hedge of the exposure to the variability in cash flows from future assets or liabilities.

Derivative instruments are qualified for hedge accounting when:
-	At the inception of the hedge, there is a formal designation and documentation of the hedging relationship;
-	The hedge is expected to be highly effective, its effectiveness can be reliably measured and it has been highly effective throughout the financial reporting periods for which the hedge was designated.

The effects of hedge accounting are as follows:

Changes in fair value of derivative financial instruments that are designated and effective hedges of future cash flows are recognized directly in equity and the ineffective portion is recognized immediately in profit and loss. If a cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognized, the associated gains or losses on the derivative that had previously been recognized in equity are included in the initial measurement of the asset or liability.

Derivatives not designated as hedging instruments

Derivatives not designated as hedging instruments are measured at fair value. Subsequent changes in fair value are recognized in the income statement. The amendment to IAS 39 regarding the use of the fair value option has not yet been officially adopted by the European Union but at its meeting on 8 July 2005, the Accounting Regulatory Committee (ARC), which advises the European Commission on the endorsement of individual International Financial Reporting Standards (IFRSs) for use in the European Union, agreed unanimously to recommend endorsement of an amended version of IAS 39 relating to the Fair Value Option (FVO) previously carved out. Unless the European Parliament raises objections, the Commission should therefore adopt the amended standard by the end of September 2005.

Cash and cash equivalents

Cash and cash equivalents comprise cash and other short term highly liquid investments.

Treasury shares

Treasury shares are recorded at purchase cost and deducted from shareholders’ equity. The loss or gain on disposal or cancellation of these shares is recorded directly in shareholders’ equity and not in the income statement.

Deferred taxes

Deferred taxes result from:

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

-	Temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet, and
-	The carryforward of unused tax losses and tax credits.

Deferred taxes for all temporary differences are calculated for each taxable entity using the balance sheet liability method.

All deferred tax liabilities are recorded except:

-	When the deferred tax liability results from the initial recognition of goodwill, or from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss; and
-	For taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the Group is able to control the timing of the reversal of the temporary differences and when it is probable that this temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recorded:

-	For all deductible temporary differences, to the extent that it is probable that future taxable income will be available against which these temporary differences can be utilized, except when the related deferred tax asset results from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss.
-	For the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized.

The carrying amount of the deferred tax assets is reviewed at each balance sheet date and reduced when it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are valued using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are classified as non-current assets and liabilities.

Leases

Leases which transfer substantially all risks and rewards incidental to the ownership of the leased asset are classified as finance leases. This transfer is based on different indicators analyzed like (i) the existence of a bargain price option in the agreement, (ii) the fact that the lease term is for the major part of the economic life of the asset, or (iii) the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset. The assets held under finance leases are capitalized by the Group and a financial liability is accounted for by the lessee.

These assets are amortized over the shorter of their useful life and the lease term.

Leases which are not classified as finance leases are operating leases. The payments related to these contracts are recorded as expenses on a straight -line basis over the lease term.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Post Employment benefits

(a) Post employment obligations

The Group operates various post employment schemes for some employees. Pension plans, retirement indemnities and other commitments, which are defined benefits schemes (i.e., where the Group commits itself to guarantee a certain level benefits), are recognized in the balance sheet based on an actuarial valuation of the defined benefit obligations at the balance sheet date less the fair value of the related plan assets.

The method used for determining employee benefits is based on the Projected Unit Credit Method. The present value of the Group benefit obligations is determined by attributing the benefits to employee services in accordance with the benefit formula of each plan. The provisions for these benefits are determined annually by independent qualified actuaries based on demographic and financial assumptions such as mortality, employee turnover, future salaries and benefit levels, discount rates and expected rates of return on plan assets.

Expenses related to interest cost and expected return on plan assets are recognized as financial income. Contributions paid related to pension plans which are defined contribution plans (plans under which the Group does not have any other obligations than those contributions) are recorded as expenses as they fall due.

According to revised IAS 19, net cumulative actuarial gains and losses of the period are immediately recognized in the provision for post employment obligation with a corresponding debit or credit to equity.

(b) Other long-term benefits

The obligations related to the other long-term benefits (jubilee award) are also based on actuarial valuations.

Share-based payment

As of January 1, 2004, the Group applied the requirements of IFRS 2 “Share based Payments”. In accordance with the transition provisions, IFRS 2 has been applied to all equity investments granted after November 7, 2002 that were unvested as of January 1, 2005.
The Group issues equity-settled and cash-settled share-based payments to certain employees. According to IFRS 2, the service received from the employees for the grant of the stock options consists of an additional compensation to the employee.

Equity-settled share-based payments are measured at fair value at the grant date. This fair value is expensed on a straight-line basis over the vesting period of the plans (usually 3 to 4 years), based on the Group’s estimate of shares that will eventually vest and is accounted for as an employee expense.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognized at the current fair value determined at each balance sheet date.

The fair value of instruments, and especially of options granted, is determined based on the Black-Scholes valuation model. The expense recognized takes into account the number of options expected to be vested annually.

Provisions

Provisions are recorded at the balance sheet date when the Group has a legal or constructive obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The recorded provision represents the best estimate of the expenditure required to settle the obligation at the balance sheet date.

Where the effect of the time value of money is material, the recorded amount is the present value of the expenditures expected to be required to settle the related obligation. The present value is determined using pre-tax discount rates that reflect the assessment of the time value of money and the risks specific to the liabilities.

Increases in provisions resulting from the discounting and recorded to reflect the passage of time are recognized as financial costs in the income statement.

Restructuring provisions:
Provisions for restructuring costs are recognized whenever the Group has a constructive obligation towards third parties, which results from a decision made by the Group before the balance sheet date and supported by the following items:

-	The existence of a detailed and finalized plan identifying the sites concerned, their location, the role and the approximate number of headcounts concerned, the nature of the expenses that are to be incurred and the effective date of the plan; and
-	The announcement of this plan to the employees concerned.

The restructuring provision only includes the expenses directly linked to the plan and which do not relate to the Group’s continuing activities.

Revenues

Revenue is measured at the fair value of the amount received or receivable, after deduction of any trade discounts or volume rebates allowed by the Group.
When the impact of deferred payment is significant, the fair value of the revenue is determined by discounting all future payments.

(a) Sales of goods

Related revenue is recognized when the entity has transferred to the buyer the significant risks and rewards of ownership of the goods, which generally occurs at the time of shipment.

(b) Services agreements

The Group signs contracts for a 1 to 5 year period through its Technicolor subsidiary, which award to Technicolor a customer’s business within a particular territory over the specified contract period (typically from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Revenue is recognized when the entity as transferred to the customer the major risk and rewards of ownership, which generally occurs, depending on contract terms, upon duplication or delivery.

(c) Royalties

Patent licensing agreements generally state that a specified royalty amount is earned at the time of shipment of each product to a third-party by a licensee. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. Generally, the actual royalty amount is required to be declared by the licensee and paid to the Group within 30 to 60 days after the end of the calendar quarter. New license agreements can also include a provision for the licensee to pay for past shipments.

(d) Sales incentives

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Sales incentives to customers under sales incentives programs are deducted from sales unless the following conditions are met:

-	Thomson receives an identifiable and separable benefit (goods or services) in exchange for the cash paid to the customer, and
-	Thomson can reasonably estimate the fair value of the benefit.

Amounts paid in excess of such identified benefit are deducted from sales.

Rebates

Stand alone rebate obtained (and signed) before the balance sheet date is recognized immediately assuming there is no commitment to any future sale and assuming such rebate is estimable.

Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Group and held as treasury shares.
Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.
The Group has four categories of dilutive potential ordinary shares: share option to employees, share option to third parties, sale of put on its own shares and convertible bonds.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Thomson’s principal accounting policies are described in Note 2 above. Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions. Thomson’s management believes the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly software and certain rights on intellectual property acquired) and indefinite useful lives (mainly trademarks) relating to operations and to production facilities under “Intangible assets, net” and tangible fixed assets under “Property, plant and equipments” (“PPE”). Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is any impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of fixed assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group. Such periods range from twenty to forty years for buildings, from one to twelve years for plants and equipment and from four to ten years for other tangible assets, excluding land that has an indefinite useful life. Software development costs are capitalized and amortized over their economic useful lives, which usually do not exceed three years.

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates on a regular basis certain indicators that would result, if applicable, in the implementation of an impairment test in accordance with the accounting policy stated in Note 2 above.
The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value.
Any negative change in relation to the operating performance or the expected future cash flow of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

Deferred tax assets

Management judgment is required in determining the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 above. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not happen again in a nearby future, and/or (2) the expectation of exceptional gains. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for post employment benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations include, among others, discount rates and rates of future increase in compensation and are based on actual historical experience and external data.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure and higher volatility. As a result, short-term valuation of related plan assets are decreasing/increasing, which effect is to increase/decrease the present value of the pension and post-retirement obligation. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits obligations under such plans and related future expense.

Capital gain on exchange of non-monetary assets

On July 31, 2004, Thomson entered into a transaction with TCL, by which Thomson has contributed its TV manufacturing business to a new incorporated entity, TTE, in exchange of a non-controlling interest in this entity. TCL had the control of TTE from that date.

Thomson has assessed this capital gain as being the difference between the fair value and the carrying amount of the exchanged assets less the portion of that gain represented by the economic interest retained by the Group.

Although, in order to determine the fair value of the business given up, Group’s management has used certain valuation techniques for which assumptions retained have impacted the fair value of the business given up and therefore the capital gain recognized, the Group set up a measurement process that has involved an external appraiser that has used several methodologies, of which one is based on external available information.

Impairment test of goodwill and intangible assets with indefinite useful lives

We review annually goodwill and other indefinite-lived intangible assets for impairment in accordance with the accounting policy stated in Note 2 above. Such review requires management to make material judgments and estimates when performing impairment tests. Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the fair value of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash generating unit, (2) estimating the terminal value of each free cash flow computed, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods.

Provisions and litigations

Thomson’s management makes judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See note 29 for a description of the significant litigation.

4. FINANCIAL RISK MANAGEMENT

Thomson faces a wide variety of financial risks including market risk due to exchange rate, interest rate and price fluctuations, liquidity risk and credit risk.

Thomson’s financial market risks and liquidity risk are managed centrally by its corporate treasury department in France. The corporate treasury has reporting to it two regional treasury departments in Indianapolis, United States, and in Hong Kong.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Management of financial risks by the corporate treasury is done in accordance with corporate policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting. All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, to the Executive Committee and to the Audit Committee of the Board of Directors via various reports showing the company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

To reduce interest rate and currency exchange rate risk the group enters into hedging transactions using derivative instruments. To reduce liquidity risk the group puts in place various long-term and committed financings.

With regard to derivative instruments, Thomson’s policy is not to use derivatives for any purpose other than for hedging our commercial and financial exposures. This policy does not permit the group or its subsidiaries to take speculative market positions.

The group may also use derivatives to reduce its exposure to stock price fluctuations of certain of its investments in listed companies.

Credit risk on commercial clients is managed by each division based on policies that take into account the credit quality and history of customers.

The group’s derivative and cash transaction counterparties are limited to highly rated financial institutions. Moreover the group has policies limiting the maximum amount of exposure to any single counterparty.

Foreign Exchange Risk

Translation Risks

The assets, liabilities, revenues and expenses of the group’s operating entities are denominated in various currencies, principally U.S. dollars. The group’s consolidated financial statements are presented in euro. Thus, assets, liabilities, revenues and expenses denominated in currencies other than the euro must be translated into euro at the applicable exchange rate to be included in the consolidated financial statements.

Transaction Risks

Commercial Exposure

Thomson’s fo reign exchange risk exposure mainly arises from purchase and sale transactions by its subsidiaries in currencies other than their functional currencies.

In most cases, the group’s subsidiaries will hedge with the corporate treasury department the full amount of the estimated net exposure, thereby eliminating the currency risk for the period of the hedge. The corporate treasury hedges the net position in each currency with external forward operations or occasionally options.

Financial exposure

The group’s general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency thereby limiting the exposure of its financial assets and liabilities to foreign exchange rate fluctuations.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Interest Rate Risk

Thomson is mainly exposed to interest rate risk on its deposits and indebtedness. In order to reduce this exposure, it enters into interest rate swaps, forward rate agreements and caps.

In accordance with corporate policies and procedures, the corporate treasury department manages the financings of the group, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, which are set periodically as a function of market conditions.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

5. SIGNIFICANT CHANGES IN THE SCOPE OF CONSOLIDATION

Changes in 2005

(a) Main acquisitions

  On February 4, 2005, Thomson Holding Germany GmbH & Co. OHG purchased 100% of the German company “MediaSec Technologies GmbH”, a pioneer in digital watermarking and copy detection technologies, with a strong portfolio of patents and software products. The consideration paid amounted to € 3,9 million. This company has been accounted for by the purchase method and is fully consolidated from that date.
  On March 14, 2005, Thomson acquired a 25% interest in ContentGuard Holdings, Inc., for an amount of USD 27 million. Following certain agreement with other shareholders Thomson has 33% control over the entity. ContentGuard is a developer of Digital Rights Management (DRM) technologies. Microsoft and Time Warner own the same percentage. This company is consolidated under proportionate consolidated method from that date.
  On March 29, 2005, Thomson acquired 100% of Inventel, a leading provider of innovative voice and data solutions to telecom operators and Internet Service Providers (ISP). Combining Inventel’s expertise with Thomson’s world leading positions in DSL and video technologies and solutions, will enable the Group to expand its customer base, market reach and ranges of multiple-play gateways.
  The acquisition was performed for a total consideration of € 146 million as follows:

  - € 81 millions paid cash at closing date
  - € 65 millions paid or to be paid in Thomson shares as follows:

    2,351,648 shares delivered at closing date (€ 49 million)
    A maximum of 712,498 shares to be delivered in different instalments from 2006 to 2008 and subject to any price adjustments

A maximum of 87,074 shares is to be delivered on June 30, 2006 depending on earn-out conditions.
Thomson may be required to make a subsequent payment in shares to the sellers as compensation for any reduction below € 20.72 in the value of shares to be delivered.

In addition a maximum number of 1,760,000 shares are granted at a cost of € 20.72 per share depending on retention conditions and vest 50% from July 1, 2006 until September 30, 2007 and 50% from July 1, 2007 until February 29, 2008. Such number of shares may decrease to cap to € 8.8 million the total possible gain for the stock holder for each of the two vesting dates.
The company is fully consolidated from March 29.

  On April 20, 2005, Thomson acquired 100% of Cirpack, a French based company. Cirpack has a key softswitch technology expertise that allows telecom operators to drive voice, data and video convergence in IP networks.
  The acquisition was performed for a total consideration of € 82 millions as follows:

  - € 40 millions paid cash at closing date
  - € 42 millions to be paid in Thomson shares as follows:

    1,050,878 shares to be delivered on April 20, 2006
    1,050,878 shares to be delivered on April 20, 2007

Thomson may be required to make a subsequent payment in shares to the seller as compensation for any reduction below €20.23 in the value of shares to be delivered.
In addition a maximum number of 2,101,756 shares are granted at a cost of € 20.23 per share depending on retention conditions and vest 50% in April 20, 2006 and 50% in April 2007. Such number of shares may decrease to cap to €14 million the total possible gain for the stock holder. The company is fully consolidated from April 20, 2005.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

  On June 17, 2005, Thomson acquired 73% of Nextamp a French company specialized in the protection of Video content with technologies known as Watermarking for a total consideration of € 7 million paid in cash.
  The remainder of the 17% will be purchased at a later date and at the latest on June 30, 2006 at a price depending on the evolution of the results of the company in 2005. The purchase price will be also incremented by the issuance of specific warrant (Bons de Créateur d’Entreprise / BCE).
  The total cost of the planned purchase is expected to amount to € 9 million.
  This acquisition follows a first instep by Thomson made in 2004 with the acquisition of 10% of the capital.
  Nextamp is based in Rennes (France) developing software based on key patents filed in the field of Watermarking. This technology allows the encryption of a digital code in the video content which allows identification of the original source of any copy.
  The company is fully consolidated from that date and the amount due to minority shareholder is recorded as a debt and the counterpart is in goodwill.

For all the acquisitions mentioned above, the purchase price allocation exercise is not yet finalized. Therefore, the carrying amounts of the net assets acquired in the 5 transactions, their provisional fair values and the provisional goodwill arising are as follows:

	Acquirees’
(€ in million)	carrying amount	Fair value	Fair value
	before	adjustments
	combination

Net assets acquired
Property, plant and equipment	2	-	2
Intangible assets	2	56	58
Inventories	17	-	17
Trade receivables	33	-	33
Other assets	5	-	5
Bank and cash balances	4	-	4
Provisions	(2)	-	(2)
Trade payables	(27)	-	(27)
Other liabilities	(17)	-	(17)
Deferred tax liability	-	(19)	(19)
Contingent liability	-	-	-

Total net assets acquired	17	37	54

Purchase consideration
Cost of acquisition			265
Direct costs relating to the acquisitions			1

Total purchase consideration paid			266

Goodwill			212

The contribution to the Group of the acquired businesses for the period from their related dates of acquisition to June 30, 2005 are the following:

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Six months
(€ in millions)	ended June 30,
2005
Revenue	26
Profit from continuing
operations before tax and	2
finance costs

The goodwill is mainly attributable to technologies and patents acquired and the anticipated future synergies within the Group.

(b) Main disposals concluded and in process

- Concluded

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group, Videocon for a consideration of € 10 and committed to recapitalize the sold company with € 103 million in cash as of the transactions date and a further € 85 million one year after.

- In process

On June 28, 2005, Thomson signed an agreement for the sale of its Displays activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) to Indian group Videocon, a leader in consumer electronics in India.
Refer to Note 11 on Discontinued Operations for further information.

On June 30, 2005, Thomson entered into an agreement under which the Spanish glass group Rioglass will take over its glass cathode ray tubes glass activity, Videoglass, situated at Bagneaux-sur-Loing in France. Rioglass will set up a glass-conversion activity for the automotive industry on the site. Rioglass specializes in glass parts for the car and transport industries.
The transaction remains subject to suspensive conditions due to the conversion process of the plant requested by both parties and the final closing should take place no later than March 31, 2006.
As a consequence of the transactions noted above, charges totalling € 287 million have been recorded in Thomson's accounts as of June 30, 2005 for the above transactions. Total contingent liabilities associated with the above transactions total € 72 million.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

6. INFORMATION BY BUSINESS SEGMENTS

Thomson announced in November 2004 its new organization in order to align the Company’s overall structure to delivering its 2006 targets. Thomson is thus implementing a stable, simple and flexible organizational and management structure as of January 1st 2005 with three Strategic Business Units (SBU) based on its core Media & Entertainment activities.

- Services: end-to-end management of business-critical services:

  Physical media: DVD and CD replication and distribution, VHS duplication and distribution, film printing,
  Electronic media: post production, Archiving, Media Asset Management, VoD, Digital Cinema
  Network operations Services: Out -of-home advertising, play-out and other related services.

- Systems & Equipment: plays a strategic role at both ends of distribution, interfacing at one end with content makers, and at the other end with retailers and end-customers through the provision of video-focused systems and equipment such as:

  Broadcast & Networks
  Access Platforms & Gateways
  Connectivity

- Technology: development and monetization of technology

  Research, through 8 laboratories
  Licensing of patents and trademarks
  Silicon solutions: IC design, Tuners and optical modules
  Software and technology solutions: Security, User interface imaging; Networking Software Services

A 4th SBU, Displays & Consumer Electronics Partnerships, will implement the Group’s Displays strategy to participate rapidly in the consolidation of the Displays (tubes) industry. It is also in charge of the other Consumer electronics partnerships, in particular that the one with TCL-Thomson Electronics (TTE). The 5th SBU is Corporate.

These SBUs are the basis on which the Group reports its primary segment information.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	Services	System &	Technology	Displays & CE	Holdings	Consolidation	Total
		Equipment		Partnerships		Adjustments
(€ in millions)
			Six months ended June 30, 2005
Income statement items
Net sales to external customers	1,068	1,427	261	193	19	-	2,968
Intersegment sales (a)	-	4	26	-	61	(91)	-

Profit (loss) from continuing
operations before interest and
finance costs	65	23	130	(112)	(41)	-	65
Net profit (loss) from continuing
operations	37	4	124	(128)	(99)	-	(62)
Profit (loss) from discontinued
operations	-	-	-	(409)	-	-	(409)

Balance sheet items
Operating segment assets (c)	1,794	1,267	124	279	34	-	3,498

Other information
Depreciation and amortization	(83)	(43)	(19)	(25)	(5)	-	(175)
Capital expenditures (b)	51	47	39	33	(9)	-	161
Capital employed (d)	1,602	551	(43)	147	(110)	-	2,147
Net goodwill	943	516	46	-	-	-	1,505

		System &		Displays & CE		Consolidation
	Services	Equipment	Technology	Partnerships	Holdings	Adjustments	Total
(€ in millions)				(*)
	Six months ended June 30, 2004
Income statement items
Net sales to external customers	1,061	1,240	246	826	3	-	3,376
Intersegment sales (a)	1	8	30	7	75	(121)	-

Profit (loss) from continuing
operations before interest and
finance costs	57	33	113	(70)	(36)	-	97
Net profit (loss) from continuing
operations	39	24	112	(85)	(56)	-	34
Profit (loss) from discontinued
operations	-	-	-	(224)	-	-	(224)

(*) Includes the TV business for € 790 million in net sales.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	Services	System &	Technology	Displays & CE	Holdings	Consolidation	Total
		Equipment		Partnerships		Adjustments
(€ in millions)				(**)
	December 31, 2004
Income statement items
Net sales to external custom ers	2,338	2,999	529	1,097	23	-	6,986
Intersegment sales (a)	2	12	59	8	144	(225)	-

Profit (loss) from continuing
operations before interest and
finance costs	227	150	264	(203)	(41)	-	397
Net profit (loss) from continuing
operations	164	127	273	(226)	(93)	-	245
Profit (loss) from discontinued
operations	-	-	-	(795)	-	-	(795)

Balance sheet items
Operating segment assets (c)	1,775	1,079	88	732	48	-	3,722

Other information
Depreciation and amortization	(150)	(64)	(8)	(120)	(15)	-	(357)
Capital expenditures (b)	160	79	7	118	10	-	374
Capital employed (d)	1,539	441	(99)	415	(31)	-	2,265
Net goodwill	832	332	14	-	-	-	1,178

(**)	Includes the TV business up to the sale date, July 31, 2004 for € 845 million in net sales.
(a)	The Technology segment does not include license fees charged to other segment.
(b)	Amounts before the net change in debt related to capital expenditure payables of € (29) million and € (2) million for the six months ended June 30, 2005 and the full year 2004, respectively.
(c)	Amounts include advances to suppliers.
(d)	Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, debt related to Technicolor acquisition and debt to suppliers of fixed assets).

As part of the new segment organization announced with the two-year plan in November 2004, Thomson dissolved its previous segment "Consumer Products" and transferred the remaining activities into (i) Systems & Equipment under the business unit Connectivity as far as Core operations are concerned and (ii) into CE Partnerships for all activities related to the sold TV business. Segment information for the two above mentioned operating segments are as follow:

	Connectivity		CE Partnerships
	6 months ended	Period ended	6 months ended	Period ended
€ in million	June 30, 2005	December 31,	June 30, 2005	December 31,
		2004		2004
Income statement item
Net external Sales	496	1,264	167	1,056
Earning before interest
and tax	(12)	43	(48)	(109)

Balance sheet item
Segment assets	339	326	174	193
Capital Employed	81	57	126	132

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

7. SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES AND OTHERS AND RESTRUCTURING OF PLANTS TO BE DISCONTINUED

	Six months	Six months	Year ended
	ended June 30,	ended June 30,	December 31,
	2005	2004	2004
		(€ in millions)
Selling and marketing expenses	(210)	(286)	(523)
General and administrative expenses	(202)	(189)	(375)
Others (2)	(39)	(65)	(134)
Total Selling and marketing, general and
administrative expenses and others	(451)	(540)	(1,032)

Restructuring of plant to be discontinued (1)	(44)	-	-

(1) The restructuring of plants to be discontinued for € 44 million corresponds to the accrual made to cover commitments taken in connexion with the restructuring of the two French Display plants sites, Gray and Bagneaux.

(2) The line “Others” is detailed as follow:

	Six months	Six months	Year ended
	ended June 30,	ended June 30,	December 31,
	2005	2004	2004
		(€ in millions)
Impairment charge of goodwill (1)	-	-	(12)
Gain on dispos al of fixed assets/investments (2)	-	(1)	55

Restructuring expenses (3)	(24)	(36)	(125)

Write-off of long lived fixed assets (4)	(10)	(6)	(6)

Other (5)	(5)	(22)	(46)
Total other income (expense), net	(39)	(65)	(134)

(1)	Impairment charge of goodwill
	a.	For the year ended December 31, 2004:
i.	The € 12 million of goodwill impairment relate to ZhaoWei (€ 7 million) and Screenvision (€ 5 million).
ZhaoWei goodwill write off has been recognized at the date of transfer of our TV assets to TTE because goodwill was not part of transferable assets to TTE.
In 2004 The Group reviewed all goodwill for impairment purpose. Following these exercises and because the recoverable amount of the Screenvision goodwill was below its carrying value the Group recorded a € 5 million write down.
(2)	Gain on disposal of fixed assets/investments
	a.	For the six months ended June 30, 2004:
i.	On March 23, 2004, Thomson signed an agreement to sell to the Taiwanese company, Foxconn, the shares of its optical pick-up manufacturing entity located in China within Thomson OKMCO Shenzen Co. Ltd. No capital gain or loss has been recorded on this sale.

	b.	For the period ended December 31, 2004:
		i.	The formation of TTE has been accounted for as an exchange of non similar assets, giving rise to a gain that is the difference between the fair value of assets given up and their carrying value, less the portion of that gain represented by the economic interest retained by Thomson, offset by charges relating to the disposal elsewhere
		ii.	In September 2004, the Group recognized a € 9 million capital gai n from the disposal of its investment in MUSICMATCH (a non controlled entity).

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(3)	Restructuring expenses are detailed in note 21
(4)	Write-off of long lived assets other than in Restructuring plans
	a.	For the six months ended June 30, 2005:
i.	Following the revision of certain agreement with TTE, Thomson has assessed that the carrying values of certain non current asset related to its Angers Plant were above they recoverable value. Therefore Thomson recognized a € 10 million impairment charge.

	b.	For the six months ended June 30, 2004:
		i.	The write off mainly relates to a € 6 million impairment charge recognized on certain intangible assets in the Services Segment.
	c.	For the period ended December 31, 2004:
		i.	The write off mainly relates to a € 6 million impairment charge on certain intangible assets in the Services Segment.
(5)	Other
	a.	For the six months ended June 30, 2005:
i.	Following the revision of certain agreement with TTE, Thomson de-recognized certain assets, and liabilities recognized on the initial accounting of the exchange made with TCL resulting in the incorporation of TTE. These assets and liabilities were recognized because certain advantages granted to TTE or received from TCL were not earned. As such the fair values of those advantages were spread over the life of contracts signed with TTE. Thomson recognized a net € 5 million loss. In addition, the agreement requires that Thomson indemnifies TTE for certain services costs that Thomson will provide to TTE; Thomson has recognized over the period ended June 30, 2005 a net indemnity charge amounted to € 3 million.

	b.	For the six months ended June 30, 2004
€ -15 million are related to an indemnity in the Content & Network Segment.
Following the classification in 2003 of Canal + Technology as a discontinued operation, the Group has reported a € -3 million non-current loss, net of tax in the period ended June 30, 2004.
The Group recorded a € -3 million loss related to US Customs litigation settlement.

€ -2 million losses are related to a patent litigation settlement.
€ -2 million losses are related to a risk of un-recoverability of certain VAT receivables in Italia.
€ 1 million gain has been recognized as a non-current income and is related to the assurance reimbursement on certain damage the Group experienced in one of its tube plant in France.
	c.	For the period ended December 31, 2004:
		i.	A loss of € -14 million has been recognized in the Content & Network Segment and relates to an indemnity paid in relation with the acquisition of the PDSC business made in 2002.
		ii.	Following the classification in 2003 of Canal + Technology as a discontinued operation, the Group has reported a € -8 million non-current loss, net of tax in the period ended December 31, 2004.
		iii.	€ -2 million losses are related to a patent litigation settlement.
		iv.	€ -2 million losses are related to a risk of un-recoverability of certain VAT receivables in Italia.
		v.	€ 1 million gain has been recognized as a non-current income and is related to the assurance reimbursement on certain damage the Group experienced in one of its tube plant in France.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

8. RESEARCH AND DEVELOPMENT EXPENSE

	Six months	Six months	Year ended
	ended June	ended June	December 31,
	30, 2005	30, 2004	2004
		(€ in millions)
Research and development expense gross	(148)	(143)	(249)
Capitalized development projects	22	9	21
Amortization of research and development intangible assets (*)	(8)	(7)	(15)
Government agency subsidies	7	4	8
Research and development expense net	(127)	(137)	(235)

(*) Only part of the amortization expenses of research and development projects capitalized is recognized in the line item “research and development expense”. The remaining part corresponds to projects which now concur to products and is classified in the line item “Cost of sales” for € 1 million in the period ended June 30, 2005.

9. FINANCIAL COSTS

	Six months	Six months	Year ended
(€ in millions)	ended June	ended June	December
	30, 2005	30, 2004	31, 2004

Interest income	16	26	39
Interest expense	(49)	(31)	(58)
Interest (expense) income, net (1)	(33)	(5)	(19)

Pension plan interest costs	(15)	(15)	(38)
Other financial charges including bank fees	(4)	(3)	(8)
Dividends	-	-	-
Exchange profit (loss)	(4)	1	22
Fair value on financial instrument (loss)	(12)
Other (2)	(3)	(1)	(2)

Other financial expense, net	(38)	(18)	(26)

Total	(71)	(23)	(45)

(1) Includes , € 1 million and € 2 million of interest on promissory notes related to the acquisition of Technicolor for, June 30, 2004 and December 31, 2004, respectively.
(2) This amount mainly includes the valuation allowance related to financial investmentscarried at cost.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

10. INCOME TAX
Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson S.A. now files a worldwide consolidated tax return (hereafter referred to as the “Regime”).

This Regime provides that the basis for income tax computation of the parent company includes the taxable result of French and foreign entities more than 50% owned (the “Foreign Entities”). Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allows for the application of foreign taxes due in local jurisdictions and related to foreign entities more than 50% owned, to be applied as a credit to income taxes due in France.

The income tax expense for the periods ended June 30, 2005 and 2004 is determined using the year-end 2005 and 2004 forecasted effective tax rate applied to the year to date June result of affiliates. This rate is computed on a country-by-country basis and is in a range between 15 % to 40% for 2005 and 2004.
When an affiliate has a pre-tax loss at end of June, a deferred tax asset is recorded only when the affiliate has anticipated to generate sufficient taxable Income within the next 3 years.

	Six months	Six months	Year ended
(€ in millions)	ended June	ended June	December
	30, 2005	30, 2004	31, 2004

Current Tax	(36)	(24)	(76)
Deferred Tax	(13)	(15)	(10)

Income tax expense for the period on continuing
operation	(49)	(39)	(86)

Tax reconciliation:

	Six months	Six months	Year ended
(€ in millions)	ended June	ended June	December
	30, 2005	30, 2004	31, 2004

Income before tax and before minority interest	(422)	(151)	(464)
Less:
Equity in income of unconsolidated affiliates	(7)	(1)	(21)
Discontinued operations	(409)	(224)	(795)
Total	(6)	74	352
Total income tax on continuing operations	(49)	(39)	(86)
Effective tax rate (*)	N/A	53%	24%

(*) The material losses incurred in connection with the tube disposal did not lead to the capitalisation of deferred tax assets as the recoverability of such assets has been considered as not probable yet.

The income tax related to french subsidiaries amounted to € (33) million as of June 2005. This period income tax expense of French subsidiaries mainly relates to € (16) million of unrecoverable withholding tax on licensing revenues and to € (16) million of deferred tax asset consumption.

In the US, the income tax expense of the tax consolidation as of June 2005 amounted to € 2 million, of foreign withholding taxes.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The major income tax expenses in other countries amounted to € 7 million in the United Kingdom, € 3 million in Italy, € 3 million in Mexico and € 3 million in Australia.

11. DISCONTINUED OPERATIONS

As of February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group, Videocon.
As of June 28, 2005, Thomson signed an agreement for the sale of its Displays activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) to Indian group Videocon, a leader in consumer electronics in India. The agreement between Thomson and Videocon is in two parts. Thomson will receive a cash payment of €240 million for its Tubes activities, transferred on a debt and cash-free basis. The transaction remains subject to pre closing conditions and the closing should take place during the second half of the year 2005.

The results of this discontinued activity are as follows:

(€ in millions)	Half year ended	Half year ended	Year ended
	June 30, 2005	June 30, 2004	December 31,
			2004
	Sales related to the	Sales related to the	Sales related to the
	tube business	tube business	tube business

Revenue	359	497	1,028
Expenses	(690)	(620)	(1,255)
Financial expenses	(3)	(22)	(47)

Loss from operations before tax	(334)	(145)	(274)

Income tax	(1)	(1)	17

Loss for the year from
operations	(335)	(146)	(257)

loss on the measurement of assets
to fair value less costs to sell	(74)	(78)	(538)
before tax

Profit (loss) for the year from
discontinued operations	(409)	(224)	(795)

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The assets and liabilities attributable to the June 30, 2005 operation has been classified as held for sale and presented separately from other assets in the balance sheet. The major classes of assets and liabilities comprising the activity classified as held for sale are as follows:

(€ in millions)	Half year ended June 30,
2005
Sales related to the tube
business

Goodwill and intangible assets	-
Property, Plant and Equipment	166
Inventories	106
Account receivable and other receivable	166

Assets classified as held for sale	438

Liabilities directly associated with assets classified as	281
held for sale

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

12. PROPERTY, PLANT AND EQUIPMENT
			Machinery	Other
(€ in millions)	Land	Buildings	&	fixed	Total
			Equipment	assets
At January 1, 2004
Cost	77	578	2,870	343	3,868
Accumulated depreciation	(1)	(225)	(1,902)	(87)	(2,215)
Net amount	76	353	968	256	1,653

Year ended December 31, 2004
Opening net amount at January
1, 2004	76	353	968	256	1,653

Exchange differences	(2)	(5)	(30)	(9)	(46)
Acquisition of subsidiary	17	85	259	55	416
Additions (*)	-	5	109	192	306
Disposals	(1)	3	(150)	(16)	(164)
Depreciation charge and
	-	(23)	(242)	(15)	(280)
impairment loss
Other	(32)	(239)	(284)	(279)	(834)

Closing net amount at December	58	179	630	184	1,051
31, 2004

At December 31, 2004
Cost	62	383	2,039	330	2,814
Accumulated depreciation	(4)	(204)	(1,409)	(146)	(1,763)
Net amount	58	179	630	184	1,051

Six months ended June 30,
2005
Opening net amount at January
1, 2005	58	179	630	184	1,051

Exchange differences	5	14	62	18	99
Acquisition of subsidiary	-	-	1	1	2
Additions (*)	-	(1)	36	73	108
Disposals	(1)	(1)	(26)	(5)	(33)
Depreciation charge and
impairment loss	-	(9)	(84)	(20)	(113)

Other	(9)	(31)	(76)	(121)	(237)

Closing net amount at June 30,2005	53	151	543	130	877

At June 30, 2005
Cost	56	286	1,506	264	2,112
Accumulated depreciation	(3)	(135)	(963)	(134)	(1,235)
Net amount	53	151	543	130	877

Any depreciation expense and impairment is charged in “Selling and marketing, general and administrative expenses and other”.

(*)Amouts before the net change in debt related to capital expenditure payables of € (29) million and € (3) million for the six months period ended June 30, 2005 and the full year 2004, respectively.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

13. GOODWILL AND INTANGIBLE ASSETS

	Patents &	Customer	Other	Sub-	Goodwill
(€ in millions)	Trademarks	relationships	intangibles	total
	(1)	(2)	(3)		(4)
At January 1, 2004
Cost	495	396	177	1,068	1,100
Accumulated amortization
and impairment	(98)	(54)	(123)	(275)	-
Net amount	397	342	54	793	1,100

Year ended December 31, 2004
Opening net amount at
January 1, 2004	397	342	54	793	1,100
Exchange differences	(24)	(35)	(3)	(62)	(74)
Acquisition of subsidiary	4	-	3	7	308
Disposal of subsidiary	-	-	(2)	(2)	(7)
Additions	13	3	52	68	-
Depreciation charge and	(12)	(35)	(31)	(78)	(35)
impairment loss
Other	(3)	188	13	198	(114)

Closing net amount at	375	463	86	924	1,178
December 31, 2004

At December 31, 2004
Cost	480	545	233	1,258	1,190
Accumulated amortization
and impairment	(105)	(82)	(147)	(334)	(12)

Net amount	375	463	86	924	1,178

Six months ended June
30, 2005
Opening net amount at
January 1, 2005	375	463	86	924	1,178

Exchange differences	40	54	6	100	113
Acquisition of subsidiary	4	2	52	58	212
Additions	18	-	35	53	-
Depreciation charge and
impairment loss	(14)	(22)	(22)	(58)	-
Other	(3)	(2)	7	2	2

Closing net amount at
June 30, 2005	420	495	164	1,079	1,505

At June 30, 2005
Cost	547	613	341	1,501	1,510
Accumulated amortization
and impairment	(127)	(118)	(177)	(422)	(5)

Net amount	420	495	164	1,079	1,505

(1) This caption consists mainly of trademarks (€ 187 million for Technicolor trademark at June 30, 2005 closing rate)
(2) This caption consists mainly of the following customer relationships: € 182 million and € 63 million, respectively for Technicolor and PDSC at June 30, 2005 closing rate, which are amortized.
(3)The increase in 2004 is due to the addition of the DIRECTV contractual and customer relationships (€ 174 million as of December 31, 2004 closing rate) purchased as part of the HNS business.
(4) See details below.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(€ in millions)	Purchase	Six months ended June 30, 2005			Year-end
					December
					31, 2004
	Date	Gross	Impairment	Net	Net

ATLINKS	1999 & 2003	52		52	50
Technicolor Group (1)	2001	437		437	387
Screenvision US	2001	34		34	30
BTS	2001 & 2002	107		107	107
Nextream	2001 & 2004	18		18	18
Thomson Broadband (ADSL)	2001	53		53	53
Vidfilm	2002	28		28	25
Grass Valley	2002	84		84	74
Southern Star Duplitek	2002	28		28	26
Panasonic Disc Services
Corporation (PDSC ) (1)	2002	234		234	207
Screenvision Europe	2002 & 2003	16	(5)	11	11
Technicolor Digital Cinema	2003	19		19	16
Cinecolor	2003	12		12	11
Corinthian (2)	2004	32		32	25
The Moving Picture Company (2)
	2004	77		77	68
Inventel (2)	2005	120		120	-
Cirpack (2)	2005	55		55	-
ContentGuard (2)	2005	27		27	-

Others (less than € 10 million net
individually)		77		77	70
Total		1,510	(5)	1,505	1,178

1) Technicolor and PDSC goodwill gross value increased by respectively € 50 million and € 27 million in 2005 due to the increase in value of the USD.

2) As of June 30, 2005, a preliminary purchase price allocation had been carried out on these companies. The final assessment should be completed no later than 12 months after the acquisition date.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

14. INVESTMENTS IN ASSOCIATES

These investments represent companies engaged in activities similar to those of Thomson’s consolidated subsidiaries.

Equity investments in unconsolidated affiliates are summarized below:

	%
	Interest		Investments			Income/(loss)
	June	June 30,	June 30,	December	June 30,	June 30,	December
		2005	2004	31 2004	2005	2004	31 2004
				(€ in millions)
TCL-Thomson Electronics
(*)	33.0%	271	-	249	(7)	-	(21)
CTE El Athir (Tunisia)	30.0%	4	-	3	-	-	-
EasyPlug, S.A.S.
(France)	50.0%	2	-	3	-	(1)	-
EasyPlug, Inc. (U.S.)	50.0%	-	-	-	-	-	-
Celstream Tech. Private
Ltd. (India)	44.8%	2	-	1	-	-	-
MTEP (U.S.)	12.5%	1	-	1	-	--	-
Techfund Capital Europe
(France)	20.0%	3	-	3	-	-	-
Metric Line (France)	40.0%	-	-	-	-	-	-
Others		-	-	-	-	-	-

Total		283	-	260	(7)	(1)	(21)

(*) On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TTE, of which Thomson holds 33% and TCL 67%. Thomson contributed its industrial TV assets. Thomson has neither control nor joint control of TCL-THOMSON ELECTRONICS and accounts for its investment in TCL-THOMSON ELECTRONICS under the equity method from July 31, 2004. The TV activity before July 31, 2004 is presented under full consolidation method. Thomson accounted for the contribution of its TV business as a disposal and booked the 33% interest in TCL-THOMSON ELECTRONICS as an acquisition.

(€ in millions)	December 31, 2004	June 30, 2005
	(a)	(b)
Investment in TTE	249	271
Of which share in net equity	116	121
Of which related goodwill	133	150

(a) As of December 31, 2004, Thomson identified certain triggering event requiring a review for impairment of its investment in TTE. This review resulted in the recognition of an impairment charge amounted to € 18 million. This charge has been posted in the caption loss from associates.

(b) In order to perform the impairment test on TTE investment, the company revised the discounted cash flows used in 2004 by external appraisers to assess the value as of December 31, 2004.
The main features of the business plan used are:

  2005 Forecast provided to the Board of Directors of TTE at the end of March 2005
  Forecast for 2006, 2007, which have been revised on the basis of actual figures available at the end of the first half of 2005.
  Unchanged discount rate of 12% and perpetual growth of 2.7%.

Based on the above assumptions, the recoverable amount of our i nvestment in TTE has been assessed as being above its carrying amount.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

15. INVESTMENTS IN OTHER COMPANIES AND AVAILABLE-FOR-SALE FINANCIAL ASSETS

			Fair value	Impairment
			adjustment	recorded	Foreign
		Acquisitions /	recorded by	through	Exchanges
	January 1, 2005	Disposals	equity	income	differences	June 30, 2005

Investments in:
Listed securities (1)	61	(1)	13	-	3	76
Unlisted securities (2)	77	15	1	-	10	103

Total	138	14	14	-	13	179

(1)	Among which € 55 million of shares have been pledged to a bank as collateral to hedge counterpart risk. This caption also includes common shares in a listed company strategic to the Group totalling € 16 million at June 30, 2005 closing rate.
(2)	This caption includes minority positions in unquoted companies strategic to the Group, including at June 30, 2005, a preference share investment totalling € 83 million at June 30, 2005 closing rate.

16. DERIVATIVE FINANCIAL INSTRUMENTS

(€ in millions)	June 30, 2005		January 1, 2005 (*)
	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps – cash flow
hedges	2	-	11	-
Forward foreign exchange
contracts- cash flow and fair value	4	15	16	15
hedges
Forward foreign exchange	2	49	99	-
contracts- held for trading (1)
Currency options	-	5	-	-
Equity derivatives - fair value	-	40	-	19
hedges

Equity options	1	-	-	-
Total	9	109	126	34

(*)	First Application of IAS 32-39 starting with January 1, 2005
(1)

Hedge of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked to market and the FX gain or loss is taken in income.

Gains and losses in equity on forward foreign exchange contracts as of June 30, 2005 will be released to the income statement at various dates between six months to one year from the balance sheet date.

(a) Interest rate swaps
The notional principal amount of the outstanding interest rate swap contracts at June 30, 2005 was € 416 million (December 31, 2004 : €195 million). At June 30, 2005, the fixed interest rates vary from 2.08% to 6.11% (at December 31, 2004 4.74% to 6.11%) and the floating rates are based on EONIA, LIBOR and £-LIBOR.

(b) Hedge of net investment in foreign entity
A Euro borrowing swapped into US dollars is designated as a hedge of the net investment in the Group’s Mexican subsidiary. The fair value of the borrowing at June 30, 2005 was €99 million (did not exist at December 31, 2004). The foreign exchange loss on translation of the borrowing to euros at the balance sheet date was recognized in cumulative currency translation adjustment.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

17. CONTRACT ADVANCES, NET

Technicolor customer advances amounted to € 138 million and € 164 million as of June 30, 2005 and December 31, 2004, respectively.

Over the 6 month ended June 30, 2005 advances paid on contracts by Screenvision in the in the United States and in Europe amount to € 13 million (€ 15 million as of December 31, 2004).

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

18. SHAREHOLDERS’ EQUITY

Common stock and additional paid-in capital

	June 30, 2005	December 31, 2004

Outstanding number of shares	273,308,032	273,308,032
Nominal value in €	3.75	3.75

Thomson share capital in €	1,024,905,120	1,024,905,120

Treasury shares

	June 30, 2005	December 31, 2004

Treasury stock at cost (€)	47,945,193	55 307 575
Number of Treasury shares held	2,456,523	3,082,766
Out of which
purchased in the period	4,626,733	4,157,010
delivered	(2,351,648)	(141,838)
cancelled	-	(7,305,476)
Sold but not yet delivered
(Inventel and Cirpack)	(2,901,328)	-

As of June 30, 2005, the Group held a total of 5,357,852 shares as treasury shares on its balance sheet for a total value of € 102,837,785 million which is presented as a deduction of the equity. These were acquired pursuant to the following transactions as authorized by the Board of Directors:

Pursuant to the authorization of May 7, 2004, the group repurchased 4,626,733 Treasury shares during 2005 for a cost of € 89 million.

As agreed by the Board of Directors on July 22, 2003, a total of 352,105 shares remain to be attributed over 3 years to 27 beneficiaries.

Pursuant to the Board of Directors approval on April 19, 2005, a stock option subscription plan, for 93 beneficiaries as been granted as follows:

- Option price : € 20,82
- Number of options: 719,400
- Vesting dates: 50% on April 19, 2008 and 50% on April 19, 2009
- Duration: 10 years

The valuation of the fair value of the equity instrument granted amount to € 4 million and is recorded in the income statement ratably over the three and four years vesting period (of which € 0.2 million as of June 30, 2005).

A total of 2,351,648 shares have been delivered on March 29, 2005 as part of the consideration paid for the acquisition of Inventel (note 5).

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

19. BORROWINGS (short-term and long-term)

Analysis by nature

	Six months	December
	ended June 30,	31, 2004
	2005
	(€ in millions)
Debt due to financial institutions	814	773
Convertible/exchangeable bond (October 2000)	650	611
Convertible/exchangeable bond (March 2002) (1)	11	600
Convertible/exchangeable bond (September 2004)	385	367
Bank overdrafts	45	29
Other financial debt	105	61
Accrued interest(2)	3	60
Total	2,013	2,501

(1)	The convertible/exchangeable bond issued in March 2002 had a put which allowed the investor to request early redemption on January 1, 2005. Of the original € 600 million, €587 million was put on January 1 2005.
(2)	At December 31, 2004 accrued interest included € 48 million for the premium due at maturity on the October 2000 convertible bond which was recorded under French GAAP as a financial expense over the bond duration. Under IFRS the effective interest rate is used and the difference between the effective rate and the yield to maturity of the bond is added to the principal amount of the bonds.

The table below presents the periods for which the interest rate of our interest rate sensitive assets and liabilities are fixed. The amounts shown are those reflected in our consolidated financial statements and include principal and accrued interest at June 30, 2005.

	Amounts at June 30, 2005 with interest rate fixed
	for the following periods
	Less than 1	1 year to 5	Greater than 5
	year	years	years
		(€ in millions)
Total borrowings	1 168	152	693
Effect of interest rate swaps	216	-	(216)
Net	1 384	152	477

The maturity of non-current borrowings is as follows:

	June 30, 2005	December 31, 2004
Between 1 and 3 years	91	827
Between 3 and 5 years	174	13
Over 5 years	765	757
Total non-current debt	1 030	1 597

The effective interest rates at the balance sheet date were as follows:

	June 30, 2005	December 31, 2004
All borrowings (including impact of interest rate swaps)	4.93%	2.59%
Convertible bonds	6.45%	2.20%(1)
(1) rate under French GAAP (comparable rate under IFRS: 6.73%)

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying Amounts (€ millions)		Fair Values (€ millions)
	June 30, 2005	Dec 31, 2004	June 30, 2005	Dec 31, 2004
Convertible bonds	397	1,039	405	1,170
Other non current borrowings	633	558	659	566
Total	1,030	1,597	1,064	1,736

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	June 30, 2005	December 31, 2004
	(€ millions)
Euro	992	1,366
U.S. Dollar	792	884
Other currencies	229	251
Total debt	2 013	2,501

The Group has the following undrawn credit lines

	June 30, 2005	December 31, 2004
	(€ millions)
Committed, expiring in greater than one year	1 750	1,750
Uncommitted	600 (1)	767 (1)
Receivables sales agreement in North	-	147
America
(1) amount shown is full amount less borrowings under the line

20. RESERVE FOR POST EMPLOYMENT BENEFITS

I - Summary of the benefits

	June 30,	December
	2005	31, 2004
Pension plan	470	494
Medical post-retirement benefits	405	356
Total reserves for post-employment benefits	875	850

a) Pension plan

In some countries, Thomson pays contributions to governmental entities bearing the costs of retirement benefits. Such contributions are charged to expense as incurred. In other countries, mainly in Germany and in the U.S., Thomson provides defined benefits to employees upon their retirement.

  In Germany, employees have a pension plan granted by Thomson. This non-funded plan is fully managed by Thomson.

  In the United States, the employees of Thomson, Inc. are covered under a defined benefit pension plan. The plan is funded by a trust fund maintained by Thomson, Inc. Thomson, Inc.’s funding policy is to contribute on an annual basis in an amount that is at least sufficient to meet the minimum requirements of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”). Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

earned benefits until retirement. Technicolor operates a defined benefit pension plan (the “Technicolor Plan”) that covers substantially all employees that are not covered by collective bargaining agreements.

  In France, contractual retirement indemnities are payable upon retirement of the employees and are due only if the employee is on Thomson payroll when he or she retires. Such indemnities are based and accrued on the employee’s estimated salary at retirement date and on his/her years of service. In some subsidiaries, “jubilee” awards are payable depending on the seniority of each employee in the Group.

b) Medical post-retirement benefits

Thomson Inc. and its subsidiaries provide health care coverage during retirement to employees who meet seniority and age conditions.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

II – Analysis of the reserve for employee benefits

	Pension plan		Medical Postretirement		Total benefits
	benefits		benefits

	December	June 2005	December	June 2005	December	June 2005
	2004		2004		2004
Opening provision	496	494	371	356	867	850
Net Periodic Pension Cost	65	22	16	10	81	32
Cash usage	(55)	(28)	(15)	(8)	(70)	(36)
Change in perimeter	(7)	(25)	-	-	(7)	(25)
Reclassification (*)	(13)	-	-	-	(13)	-
Reclassification to held for sale	-	(4)	-	-	-	(4)
Actuarial gains (losses)
recognized against equity	15	-	8	-	23	-
Currency translation adjustment
	(7)	11	(24)	47	(31)	58
Closing provision	494	470	356	405	850	875

Net periodic Pension cost
Service Cost	24	12	3	2	27	14
Interest Cost	35	15	19	9	54	24
Expected return on assets	(12)	(5)	-	-	(12)	(5)
Amortization of prior service cost	7	-	(2)	(1)	5	(1)
Effect of curtailment	8	-	(4)	-	4	-
Effect of settlement	3	-	-	-	3	-
Impact of the assets limitation	-	-	-	-	-	-
Expected return on any
reimbursement right recognized as
an assets	-	-	-	-	-	-
Total Net Periodic Pension Cost	65	22	16	10	81	32

(*)In 2004, In accordance with IFRS, “Jubiles awards” benefits have been reclassified under “other creditors and accrued liabilities”

Thomson recognized as a separate asset certain reimbursement rights in relation with its medical postretirement benefits plan in the United States. As of June 30, 2005 and December 31, 2004, the carrying value of this asset amounts to € 49 million and € 43 million, respectively and is posted in the caption “other financial asset”. The change over 2005 is due to change in exchange rate.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

21. RESTRUCTURING PROVISIONS

	June 30,	December
	2005	31, 2004

	(€ in millions)
Provision at the beginning of the year	76	95
Current year expense (1)	66	820
Release of provision (1)	(7)	(19)
Usage during the period	(55)	(195)
Currency translation adjustment and other movements (2)	4	(626)
Provision at the end of the year	84	75

(1) Restructuring costs, net of release have been posted as follow in the consolidated income statements:

	As of June	As of December	As of June
	30, 2005	31, 2004	30, 2004
		(€ in millions)
Income form Continuing Operating
Sale general and administrative costs
and other	(25)	(125)	(36)
Assets to be abandoned	(9)	-	-
	(34)	(125)	(36)

Income from discontinued operation	(25)	(676)	(186)

Total restructuring expense	(59)	(801)	(222)

The restructuring expense, recognized in Income from continuing operation, includes for the six months ended June 30, 2005 and 2004 and for the year ended as of December 31, 2004:

	As of June	As of December	As of June
	30, 2005	31, 2004	30, 2004
		(€ in millions)
Termination costs	(33)	(63)	(36)
Write off of assets	(1)	(62)	-

Total restructuring expense	(34)	(125)	(36)

For the six months ended June 30, 2005 and as of December 31, 2004 this amount includes mainly write-down of assets and currency translation adjustments.

At June 30, 2005 and December 31, 2004, currency translation adjustments amount to € 5 million and € -3 million, respectively. Reclassification against non current assets of restructuring write off. The impact of this reclassification for the six months ended June 30, 2005 and for the year ended December 31, 2004 amounts to € (1) million and € (601) million, respectively.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

22. OTHER PROVISIONS

		Losses on
	Warranty	subsidiaries	Others (2)	TOTAL
		(1)
		(€ in millions)
As of January 1, 2004	79	59	68	206
Current period expense	84	-	65	149
Release of provision	(3)	(1)	(28)	(32)
Usage during the period	(93)	(2)	(32)	(127)
Currency translation adjustments and
others	(17)	(13)	9	(21)

As of December 31, 2004	50	43	82	175

Current period expense	27	2	139	168
Release of provision	(2)	-	(12)	(14)
Usage during the period	(35)	-	(16)	(51)
Currency translation adjustments and
others	4	3	(9)	(2)

As of June 30, 2005	44	48	184	276

(1) Mainly includes the losses in excess of the Group investment in unconsolidated companies.
(2) For the six months ended June 30, 2005, other reserves accruals is mainly related to the disposal of the Italian Tube plant in an amount of € 83 million.

23. SHARE BASED PAYMENT

Stock option plans and dilutive potential ordinary shares

In accordance with the transition provisions of IFRS 2 “Share Based Payments” (IFRS 2), IFRS 2 has been applied to all grants made after November 7, 2002 that were unvested as of January 1, 2005. As a result, the two below mentioned stock option plans are accounted for under IFRS 2:

  On September 22, 2004, the board of Directors approved on a stock option plan for 574 beneficiaries. 3,599,900 options have been granted to employees and directors. Half of these options will vest on September 22, 2007 and the remaining 50% will vest on September 22, 2008. They may be exercised up to 10 years from the date of grant.

  On April 19, 2005, the board of Directors approved on a new stock option plan for 93 beneficiaries from which 719 400 options have been granted to employees and directors. Half of these options will vest on April 19, 2008 and the remaining 50% will vest on April 19, 2008. They may be exercised up to 10 years from the date of grant.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

At June 30, 2005, the main characteristics of the stock option plans covered by IFRS 2 were as follows:

	Plan	Plan
	September 22, 2004	April 19, 2005
Number of options granted	3,599,900	719,400
Vesting date	50% as of September 22, 2007	50% as of April 19, 2008
	50% as of September 22, 2008	50% as of April 19, 2009
Option life	10 years	10 years
Exercise price	16.00 Euros	20.82 Euros
Estimated fair values of the	6.53 Euros	7.32 Euros
options granted
Number of options cancelled since	78,110	7,100
the beginning of the plan
Number of options outstanding	3,521,790	712,300

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

		Weighted
	Number of	Average Exercise
	share options	Price (In €)

Outstanding as of January 01, 2004	-	-
Granted	3,599,900	16.0
Exercised	-	-
Forfeited	(10,590)	16.0
Expired	-	-
Outstanding as of December 31, 2004	3,589,310	16.0
Out of which exercisable	-	-

Granted	719,400	20.8
Exercised	-	-
Forfeited	(74,620)	16.5
Expired	-	-
		16.8
Outstanding as of June 30, 2005	4,234,090	(ranging from 16€
		to 20.82€)
Out of which exercisable	-	-

Common stock call option agreement in connection with the formation of “TCL -Thomson Electronics” (TTE)

In connection with the Combination Agreement with TCL Corporation (“TCL Corp”) to form “TCL-Thomson Electronics” (TTE), Thomson will provide employee bonuses in the form of shares of Thomson’s stock to certain former employees of Thomson that have accepted to be employed by TTE. The number of shares to be issued by Thomson will depend upon the length of time the employees remain employed by TTE. The maximum amount of options to be provided by Thomson is 545,279. At grant date, the estimated fair value of the option granted to TTE employees amounts to 15.1€.

The options vest as follow:
     - 25% on August 31, 2004
     - 25% at the first anniversary - August 31, 2005
     - 25% at the second anniversary - August 31, 2006

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

     - 25% at the third anniversary - August 31, 2007

Stock option retention agreement in connection with acquisitions

Inventel: On March 29, 2005, Thomson acquired 100% of Inventel, a leading provider of innovative voice and data solutions to telecom operators and Internet Service Providers (ISP). Combining Inventel’s expertise with Thomson’s world leading positions in DSL and video technologies and solutions, will enable the Group to expand its customer base, market reach and ranges of multiple-play gateways.
In addition to the total consideration paid for the acquisition, a maximum number of 1,760,000 shares are granted at a cost of € 20.72 per share depending on retention conditions and vest 50% on July 1, 2006 (exercisable until September 30, 2007) and 50% on July 1, 2007 (exercisable until February 29, 2008). Such number of shares may decrease to cap to € 8.8 million the total possible gain for the stock holder for each of the two vesting dates.
At grant date, the weighted estimated fair value of the option granted to Inventel employees amounts to 3.2€.

Cirpack: On April 20, 2005, Thomson acquired 100% of Cirpack, a French based company. Cirpack has a key softswitch technology expertise that allows telecom operators to drive voice, data and video convergence in IP networks.
In addition to the total consideration paid for the acquisition, a maximum number of 2,101,756 shares are granted at a cost of € 20.23 per share depending on retention conditions and vest 50% in April 20, 2006 and 50% in April 20, 2007. Such number of shares may decrease to cap to €14 million the total possible gain for the stock holder. At the participant's option, this plan can be settled in cash.
At grant date, the weighted estimated fair value of the option granted to Cirpack employees amounts to 1.84 €.

Summary for stock option in connection with TTE, Cirpack and inventel:

	Number of share	Weighted
	options for	Average Exercise
	retention plans	Price (In €)
Outstanding as of January 01, 2004
Granted	403,441	0.0
Exercised	-	-
Forfeited	-	-
Expired	-	-
Outstanding as of December 31, 2004	403,441	0.0
Out of which exercisable

Granted	3,861,756	20.5
Exercised	-	-
Forfeited	(51,336)	0.0
Expired	-	-
		18.7
Outstanding as of June 30, 2005	4,213,861	(ranging from 0€ to 20.5€)
Out of which exercisable	-	-

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model.
For Inventel and Cirpack retention plans, the number of options depends on future market conditions (gain caped to a global gain ceiling). For these plans, the fair value of options was determined using the Black and Scholes formula modified to take into account the gain ceiling.

The inputs into the model were as follows:

	For stock	For stock	For TTE	For	For
	options plans	options plans	option plan	Cirpack option	Inventel option
	granted in	granted in	granted in	plan	plan granted in
	2005	2004	2004	granted (*)	2004

Weighted average
share price at	19.4 €	16.5 €	15.5 €	19.8 €	21.3 €
measurement date
Weighted average	20.8 €	16 €	0 €	20.2 €	20.7 €
exercise price
Expected volatility	35%	35%	N/A	25%	21%
Expected life	9 years	9 years	2 years	1.5 years	3 years
Risk free rate	4%	4%	4%	2.1%	2.8%
Expected dividend
yield	1.8%	1.8%	1.8%	1.8%	1.8%
Fair value at
measurement date	7.3 €	6.5 €	15.1 €	1.8 €	3.2 €

(*) Plan with cash settlement requires remeasurement at each balance sheet date. Therefore indicated values for this plan are updated as of June 30, 2005. Related recognized compensation expense has been charged to income with counterpart in liabilities.

For share options plan, Thomson retained an expected turn over of 8% based on historical observation.

Volatility is a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period. The measure of volatility used in option-pricing models is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time.
Factors that have been considered in estimating expected volatility for long term maturity stock option plan include :
- The historical volatility of Thomson's stock over the longer periodavailable.
- Change of Thomson's business profile
For shorter maturity options, expected volatility was determined based on implied volatility on Thomson's share observable at grant date.

Compensation expenses charged to income this year

	Six months ended	Year ended
(€ in million)	June 30, 2005 (*)	December 31, 2004

Employees subscription options plans	(3)	(2)
Retention Plans	(3)	(1)
TOTAL	(6)	(3)

(*) The counterpart of this expense has been credited for € 5 million to equity and for € 1 million to liability.

Elements concerning the plans to which IFRS 2 has not been applied (granted before 7 November 2002 and/or vested as of January 1, 2005)

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The equity instruments not restated under IFRS 2 in accordance with IFRS 1 are as follows:

- BASAs (“Bons d’Achat et de Souscription d’Actions”) for the Group’s employees that were entirely vested prior to December 31, 2004,
- Thomson common shares attributed to TTE employees prior to December 31, 2004, for the part vested prior to December 31, 2004
- Stock options granted in 2004 as a replacement of stock option rights granted prior to November 7, 2002
- Stock options plans granted prior to November 7, 2002

“BASA”
	Plan 1	Plan 2	TTE	Bons d’Acquisition
			Options	ou de Souscription
d’Actions

	December 18, 2000		July 31,2004
Day of Grant	March 16, 2001	October 12, 2001		September 15, 2004
July 23, 2001

Number of options	4,018,500	3,540,300	141,838	3,100,000
granted

Vesting date	50% as of December 18, 2003	50% as of October 12, 2004	August 31,	On the day of grant
	50% as of December 18, 2004	50% as of October 12, 2005	2004	(September 15, 2004)

Option life	10 years	10 years	August	Till June 30, 2006
31, 2004

Exercise price	55.90 Euros	31.50 Euros	0 Euros	16 Euros

The detail of stock options not accounted for under IFRS 2 because of IFRS 1 exceptions is as follow:

		Weighted
	Number of options	Average Exercise
		Price (In €)
Outstanding as of January 01, 2004	5,983,400	43.9
Granted	3,241,838	33.9
Exercised	(141,838)	0.0
Cancelled (exchanged)	(3,972,000)	42.3
Forfeited	(386,600)	52.0
Expired	-	-
Outstanding as of December 31, 2004	4,724,800	39.1
Out of which exercisable	1,299,000	49.8

Granted	-	-
Exercised	-	-
Forfeited	(675,100)	50.3
Expired	-	-
Outstanding as of June 30, 2005	4,049,700	37.2
Out of which exercisable	870,800	46.0

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

24. DEBT RELATED TO TECHNICOLOR ACQUISITION

As of June 30, 2005, Thomson no longer has any promissory note debt related to the Technicolor acquisition. On March 16, 2005, Thomson repaid the last promissory notes for a total amount of €86.3 million (USD115 million) of which €9.5 million (USD 12.7 million) was for accrued interest.
As of December 31, 2004, the amount of promissory notes outstanding was €84 million (USD 115 million) of which €9 million was for accrued interest.

25. EARNINGS PER SHARE

The calculation of the diluted earnings per share attributable to the ordinary equity holders of the parent presented on the face of the statements of operations is antidilutive for all periods presented, except on the December 31, 2004 profit continuing operations.

The dilutive instruments are mainly (weighted when appropriate)

Number of shares

Retention share to employees (TTE)	51,890

BASA’s	299, 177

Silverlake convertible (September 2004)	6,703,847
Convertible bond (March 2002)	14,814,815

The increase in earnings used to compute the diluted EPS is the interest after tax of the two convertibles discussed above.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

26. CASH GENERATED FROM OPERATIONS

(€ in millions)	Six months ended	Year ended
	June 30,2005	December 31, 2004
Net income	(471)	(551)

Adjustments for:
- cancellation of Tax P/L impact	49	69
- depreciation	175	357
- amortisation	23	118
- goodwill impairment charge	-	35
- profit (loss) on sale of property, plant and equipment	(39)	(48)
- movements in provisions for liabilities and charges	130	637
- interest income	(16)	(31)
- dividend income	-	-
- loss on sale of investments in other companies	212	8
- interest expense	49	55
- share of loss/(profit) from associates	7	3
- stock options	4	3

Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
- Other including contracts	(33)	(154)
- inventories	(38)	(67)
- trade and other receivables	210	11
- trade and other payables	(90)	146
Cash generated from operations	172	591

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

27. ACQUISITION OF SUBSIDIARIES, ASSOCIATES AND INVESTMENTS

	Six months	Year ended
	ended June	December 31,
	30, 2005	2004

	(€ in millions)
Inventel	(82)	-
Cirpack	(40)	-
ContentGuard	(20)	-
MediaSec	(4)	-
Nextamp	(7)	-
Technicolor	(77)	(83)
Command Post	-	(11)
Gyration	-	(15)
Fortune	-	(75)
Hughes Network Systems	-	(204)
The Moving Picture Company	-	(78)
TTE (1)	-	(115)
Other	(21)	(96)
Acquisition of investment		(677)
Less cash position of companies acquired	11	13
Acquisition of investment, net	(240)	(664)

(1) TTE acquisition is analysed as follows in millions of euro:

Cash transferred net of cash received	(17)

Financing of TTE under a purchase of receivables agreement for a maximum duration of 24 months	(98)

Total : Net cash disbursed	(115)

28. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The two tables presented below provide information regarding contractual obligations and commercial commitments for the six months ended June 30, 2005 for which the company is obliged to make future cash payments in accordance with the recommendation on this subject issued by the “Autorité des Marchés Financiers ” (AMF), formerly Commission des Opérations“ de Bourse” in February 2002. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives. No material commitment is omitted in this note, in accordance with IFRS.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Contractual obligations			Amount of commitments expiring per period

	December	June	Less than	> 1 and =<	> 3 and =<	After 5
	31, 2004	30,	1 year	3 years	5 years	years
	Total	2005
		Total
	(€ in millions)
Financial debt (1)	2,501	2,013	983	91	174	765
Of which capital lease liability	51	51	5	12	12	22

Debt related to Technicolor acquisition (1)	84	-	-	-	-	-

Unconditional future payments
Operating leases (2)	425	434	85	126	82	141
Other (3)	68	62	19	22	19	2

Unconditional purchase obligations
Financial investments (4)	16	2	1	1	-	-
Property, plant and equipment (5)	9	34	31	3	-	-

Contingent future payments
Guarantees given (6)	181	213	53	1	80	79
Other conditional obligations (7)	71	142	47	58	19	18

(1)	Financial debt (note 19) and debt related to Technicolor acquisition (note 24) are reported for their principal amounts and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.
(2)	Operating leases are described below in (a) of this note.
(3)	Other unconditional future payments relate to information technology service agreements, general sponsoring agreements entered into in the U.S., guarantees given for assets disposal, and other contractual advances.
(4)	In November 2004, Thomson acquired a 3.2% stake and has agreed to acquire an additional 4.8%, subject to approval by the relevant authorities. This corresponds to a financial investment of € 14 million paid in 2005.
(5)	Unconditional purchase obligations comprise DVD plant expansions in the U.S. as well as equipment following the acquisition of Fortune.
(6)	Guarantees given for disposal of assets.
(7)	Conditional obligations include contingent earn out payments related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Commercial commitments			Amount of commitments expiring per period

	December	June	Less than	> 1 and =<	> 3 and =<	After 5
	31, 2004	30,	1 year	3 years	5 years	years
	Total	2005
		Total
		(€ in millions)
Unconditional future payments
Royalties (1)	1	1	1	-	-	-
Commercial purchase obligations (2)	165	150	62	80	8	-

Contingent future payments
Guarantees given:
- to suppliers	25	28	15	10	-	3
- for legal court proceedings and
custom duties (3)	65	73	18	14	1	40
- other (4)	19	21	18	1	1	1
Total	109	122	51	25	2	44

Standby letters of credit (5)	68	70	70	-	-	-
Other commercial commitments	10	10	2	7	1	-

(1) Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.
(2) Include commitments to buy advertising space for € 100 million in its cinema sale house activity.
(3) These guarantees comprise:
- Guarantees for customs duties amount to € 51 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.
- The Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.
-  Guarantees given for legal court proceedings amount to € 22 million, including a € 14 million bank guarantee that Thomson gave to the Italian direct tax office in order to be allowed to pay by instalment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998.
(4) Under the terms of many of its long-term contracts, the Group must provide to its clients performance guarantees issued by banks. For the six months ended June 30, 2005 and as of December 31, 2004 these guarantees amount to € 8 million, and € 9 million respectively, mainly related to its broadcast activities
(5) Standby letters of credit relate mainly to guarantees in favor of suppliers.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

     Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the two tables above. These commitments, including options, are disclosed in the following table for their related cash inflow and outflow amounts.

	June 30, 2005	December
		31, 2004
		(€ in millions)
Currency swaps	1,958	1,581
Forward exchange contracts	417	1,157
Interest rate swaps	416	195
Metals hedging contracts	-	8
Foreign exchange options	248	-
Total commitments given	3,039	2,941

Currency swaps	2,012	1,680
Forward exchange contracts	419	1,157
Interest rate swaps	416	195
Metals hedging contracts	-	8
Foreign exchange options	248	-
Total commitments received	3,095	3,040

Guarantees and commitments received amount to € 2 million and € 2 million for the six months ended June 30, 2005 and as of December 31, 2004, respectively.

(a) Operating leases

Commitments related to future minimum and non-cancelable operating lease payments amount to € 434 million for the six months ended June 30, 2005, and are detailed below (€ in millions):

2005	85
2006	70
2007	56
2008	43
2009	39
Thereafter	141
Total	434

The significant operating leases are as follows:

In 2000, two leases were contracted related to the sales of office buildings in Boulogne and Indianapolis and are accounted for as operating leases:

- Thomson S.A. sold an office building located in Boulogne-Billancourt, France for € 91 million (€ 89 million net of costs) on February 29, 2000. The building was leased back from the purchaser for a six-year period. The lease requires Thomson S.A. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

- Thomson, Inc. sold a U.S. office building (administration and technical services buildings) in March 2000 for € 57 million net of costs. The buildings were leased back from the purchaser for a twelve-year period. The lease requires Thomson, Inc. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(b) Other commitments
Thomson has sold without recourse and with the transfer of most of the risks receivables to certain banks for € 12 million. As a result and in accordance with IAS 39, those receivable have been de-recognized from the balance sheet as of June 30, 2005.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

29. CONTINGENCIES

Legal Proceedings

In the normal course of the business, the Group is involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group's general policy is to accrue a reserve when a risk of an obligation to a third-party is identified, the outcome of which may result in a potential liability that can be reasonably estimated.

U.S. Customs

In January 1998, a grand jury investigation was initiated by the U.S. Attorney's Office in Baltimore, Maryland. This investigation was conducted by the U.S. Department of Justice relating to the transfer pricing used in the importation of picture tubes by Thomson, Inc. from an Italian subsidiary of the Group between 1993 and June 1998. In October 2002, the U.S. government informed the Company that it declined to prosecute the grand jury case.

A civil investigation was also initiated by the U.S. Customs Service, which first issued pre-penalty notices on December 21, 1998 alleging that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. In January 1999, all actions with respect to the pre-penalty notices were suspended in exchange for a series of waivers of the statute of limitations extending through September 2005.

On December 21, 2004, a Penalty notice was issued by the US Customs that withdrew allegations of fraud and any action on years 1997 and 1998, also indicating that no penalty should be issued against individual officers and employees of Thomson. In settlement discussions subsequent to the issuance of the penalty notices, Thomson made an offer in compromise, representing payment of duties in the amount of $5.6 million. US Customs accepted the offer on June 23, 2005, and the case is now closed.

Italian tax litigation

The Italian "Guardia di Finanza" tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A, which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. With regard to the years 1993 and 1994, Videocolor S.p.A elected in May 2003 after having received partially favorable decisions from the Courts, to apply for the new tax amnesty, enacted by the Italian Parliament in 2003 and paid a total amount of € 1.35 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4.2 million and (ii) tax penalties amounting to € 4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed, on October 30, 2003 before the court of Latina, this decision and Videocolor S.p.A. challenged this appeal on June 25, 2004; the judgment is estimated to be rendered by the end of 2005.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3.5 million and € 1.8 million, respectively and (ii) tax penalties amounting to € 3.5 million and € 1.8 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

authorities.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to € 127,000 and (ii) penalties amounting to € 127,000. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction of Frosinone in Italy.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Brazilian tax litigation

Brazilian Tax Authorities have assessed Thomson Tubes Components (Belo Horizonte) LTDA for the non payment of the Social Contribution on Profit ("CSSL") for a total amount of 29.3 M Reais (around 10 M Euros) from 1994 to 2003. Despite the fact that, in 1991 and 1997, a Court gave the right to not pay CSSL as the CSSL violated the Federal Constitution confirmed Thomson, the Brazilian Tax Authorities are now re-assessing Thomson. Thomson believes it has correctly applied the Brazilian tax law and strongly disputes the grounds of this assessment.

Taoyuan County Former RCA Employees' Solicitude Association (the "Association")

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instruction on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€ 62.6 million at June 30, 2005 buying rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, have appealed the District Court's decision with the U.S. Court of Appeals for the Federal Circuit in Washington D.C. Oral argument of the appeal was heard on July 10, 2003, in the U.S. Court of Appeals for the Federal Circuit. On February 12, 2004, the Court of Appeals issued a decision affirming in part and reversing in part the District Court's claim construction of the patents at issue. As a result, the Court of Appeals vacated the summary judgment ruling issued by the District Court in favor of the defendants, and remanded the case back to the District Court for further proceedings. On July 11, 2005, the District Court issued an order which provides for a dispositive motion for summary judgment to be filed by Thomson in late August 2005, based upon Thomson’s assertion that the existence of a sublicense between Thomson and Gemstar provides the applicable rights under the patents to Thomson.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation and Personalized Media Communications, L.L.C. filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. ("Gemstar") were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson Inc.'s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated r consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where, pursuant to an order of the U.S. District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the reexamination of the patents at issue by the U.S. Patent and Trademark Office.

In the first half of 2005, the U.S. Patent and Trademark Office issued initial office actions applicable to four of the six patents at issue, rejecting the asserted claims as unpatentable. Personalized Media Communications, L.L.C. is expected to file responses to the rejections.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent, which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide's V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson Inc. contended that all of the other defendants settled prior to trial and that it did not owe Parental Guide any further license payments. On February 7, 2003, Parental Guide filed suit in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. In March 2004, Parental Guide and Thomson Inc. each filed summary judgment motions contending respectively that as a matter of law it should prevail in the lawsuit. On January 20, 2005, the Court issued an Order and Final Judgment in favor of Thomson Inc. On February 18, 2005, Parental Guide filed a notice of appeal.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. ("TLC") filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe its "524" and “070” patents. On June 30, 2005, the District Court granted summary judgment in favor of the Grass Valley Group on the “070” patent and partial summary judgment as to the “524” patent, which significantly reduced the scope of products subject to the claims of infringement. The summary judgments are subject to appeal. Similar motions also remain pending before the District Court.

UGC Arbitration

Screenvision Holdings (Europe) Limited ("Screenvision"), a joint venture between Thomson and Carlton Communications Ltd, in which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in May 2003 against UGC S.A., RMB International S.A. ("RMB") and Regie Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to € 25 million. Hearings took place in October 2004 and parties submitted their final position in January 2005. Screenvision has been advised that it has a strong case for recovery of all or parts of this amount. However, the ultimate outcome cannot be predicted with certainty and no asset has been recorded in respect of the outcome of this claim.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Anti-dumping on televisions manufactured by Thomson's Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of televisions manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around € 16.1 million. On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. Thomson believes that it has correctly declared and paid duty on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Metabyte, Inc., versus Canal Plus Technologies, S.A.

In 2001, Metabyte, Inc. and Vivek Mehta (the "plaintiffs") and Canal Plus Technologies, S.A. entered into several agreements which ultimately gave Canal Plus Technologies control over Metabyte Networks, Inc. ("MNI"), a company owned by plaintiffs. One of the agreements was a Put Option Agreement (POA) whereby the common shareholders of MNI could require Canal Plus Technologies to purchase their shares in three Tranches. The POA specifically provided that it would only be exercisable in the event that MNI first met certain technical and financial milestones which were to be set by MNI's board and Canal Plus Technologies. No milestones were ever set. In 2002, Canal Plus Technologies rejected plaintiffs' attempt to exercise the put option. Plaintiffs filed suit against Canal Plus Technologies in October 2002 in U.S. District Court for the Northern District of California alleging breach of contract and breach of the covenant of good faith and fair dealing. The matter proceeded to trial in June 2005, resulting in a verdict in favor of Canal Plus Technologies. The verdict is subject to appeal by plaintiffs.

Thomson Inc. v. Praxair

After closure of the Circleville, Ohio glass manufacturing facility in March 2004, Thomson Inc. received a letter, dated March 25, 2004, from Praxair, Inc., owner and operator of an onsite oxygen manufacturing plant constructed on the Circleville facility property in 1996, demanding assurances that Thomson's performance would eb maintained for an alleged remaining seven years of the contract. Although the Circleville facility no longer uses oxygen, Praxair argues that the contract provides for the continuance of certain minimum payments and services. An initial meeting was conducted with Praxair representatives on May 28, 2004, but no progress was made toward a resolution of the dispute. On July 30, 2004, Thomson filed suit against Praxair in Cleveland, Ohio seeking a declaration from the Court that its remaining obligations under the contract, if any, are terminated. Thomson has also sued Praxair and its alliance partner, Corning, Inc., to recover certain damages Thomson contends it sustained as a result of certain misrepresentations which were made by Praxair/Corning concerning the operating efficiencies, benefits, and reduced costs involved in shifting production to an oxy-fueled system. Praxair has responded by filing a Counterclaim seeking a declaration that the contract continues to be valid and enforceable and seeking an award of damages to be proven at trial. The cases have been transferred to the Pickaway County Common Pleas Court in Circleville, Ohio.

Compression Labs, Inc. v. Adobe Systems, et al.

In April 2004, Compression Labs ("CLI") filed suit against Thomson S.A. and 27 other companies in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of U.S. patent 4,698,672 which relates to a method and apparatus for processing signals used in video compression systems including the JPEG standard. Compression systems are typically utilized in products such as digital cameras, cellular phones, printers and scanners. The Federal Trade Commission ("FTC") has undertaken a non-public antitrust investigation of CLI and its parent, Forgent Corporation, to determine whether CLI violated the FTC Act by reason of CLI's involvement in the JPEG standard-setting process. Thomson is defending itself alone and in conjunction within a joint defense group of other defendants. In February 2005, the suit was transferred to a multidistrict proceeding in the U.S. District Court for the Northern District of California.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Environmental matters

A certain number of Thomson's current and previously owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected near a former production facility in Taoyuan, Taiwan acquired from General Electric and owned by Thomson from 1987 to 1992. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Bureau to undertake a potential remediation of groundwater contamination. In accordance with an agreement for the acquisition of General Electric Company's consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson's acquisition of the property.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group's financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

30. RECONCILIATIONS BETWEEN IFRS AND FRENCH GAAP

For the 2004 financial information, the Group applied all IFRS standards and interpretations, which are expected to be mandatory as of December 31, 2005 except for the following standards, which the Group did not elect for an earlier application:

- IFRS 5 – “Non current assets held for sale and discontinued operations”. The Group applies this standard starting from January 1, 2005.
- IAS 32 – “Financial instruments: disclosure and presentation”. The Group applies this standard starting from January 1, 2005.
- IAS 39 – “Financial Instruments: recognition and measurement”. The Group applies this standard starting from January 1, 2005.

The 2004 IFRS financial information was prepared in compliance with IFRS 1 “First Time Adoption of the International Financial Reporting Standards”. The general principle is the retrospective application of all standards except for the above-mentioned standards and the exemptions elected by the Group. The relating IFRS adjustments were accounted for in the opening shareholders’ equity. In accordance with IFRS 1, the Group elected to apply the following exemptions related to the full retrospective application:

(a) Business combinations

The Group elected not to apply IFRS 3 to business combinations that have occurred prior to January 1, 2004. All acquisitions made since January 1, 2004 have been recognized in accordance with IFRS 3.

(b) Translation of foreign subsidiaries accounts

In accordance with IFRS 1, the Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments on the opening shareholders’ equity (refer to section 30.2.g). All cumulative translation differences for all foreign operations have therefore been deemed to be zero at the IFRS transition date. In case of subsequent disposal of these foreign subsidiaries, the related income will not include the reversal of the cumulative translation differences prior to January 1, 2004.

(c) Valuation of assets at fair value

Under certain circumstances, the Group elected to apply IFRS 1 option, which enables the Group to measure several tangible assets at their fair value at the IFRS transition date (refer to section 30.2.a.(ii)). This fair value corresponds to the deemed cost under IFRS at the IFRS transition date. This method has been used only to value the TV assets which were transferred to TCL in July 2004.

(d) Employee benefits

In accordance with the IFRS 1 optional exemption, the Group elected to recognize all cumulative actuarial gains and losses as of January 1, 2004 into opening retained earnings (refer to section 30.2.i). The application of this option has no impact on the method elected by the Group for the future accounting of the actuarial gains and losses on employee benefits.

(e) Share-based payment

According to IFRS 1, the Group elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 and for which the rights have not vested as of December 31, 2004 (refer to section 30.3.h.(v)).

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The following reconciliations between French GAAP and IFRS provide a quantification of the effects of the transition to IFRS and the details of the impact of the transition on:

  Shareholders’ equity as of January 1, 2004 and December 31, 2004 (30.1)
  Balance sheet as of January 1, 2004 (30.2)
  Balance sheet as of December 31, 2004 (30.3)
  Net income for six months ended June 30, 2004 (30.4)
  Net income for the year ended December 31, 2004 (30.5)
  Balance sheet as of January 1, 2005 (30.6)
  Cash-flow statement as of December 31, 2004 (30.7)

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

30.1 Shareholders’ equity as of January 1, 2004 and December 31, 2004

	Year ended December 31, 2004

	January 1,	Net result	Other	Cumulative	December
	2004	for 2004		translation	31, 2004
				adjustment

Shareholders’ equity under French	3,583	(636)	(171)	(106)	2, 670
GAAP

Customer relationships	(58)	(23)	-	6	(75)
Restructuring costs for business	-	(29)	-	2	(27)
combinations
Goodwill amortization	-	100	-	(5)	95
Consolidation scope – Special purpose	(43)	-	43	-	-
entities
Transaction costs – TTE transaction	(9)	4	-	-	(5)
Fair value of property, plant and	(17)	2	-	-	(15)
equipment
Capital gain on transferred assets	-	11	-	-	11
Revenue recognition – Licensing and	(27)	24	-	-	(3)
patents activity
Rebates received	-	(4)	-	-	(4)
Capitalization of development projects,	16	14	-	-	30
net of accumulated amortization
Employee benefits obligation	(152)	(25)	(23)	8	(192)
Share based payment	-	(3)	3	-	-
Other IFRS adjustments	4	(4)	-	(2)	(2)

Total IFRS adjustments before tax	(286)	67	23	9	(187)

Tax effects from IAS 12 except on IFRS	(3)	6	-	-	3
adjustments
Tax effect on IFRS adjustments	(14)	12	-	(1)	(3)

Total IFRS adjustments	(303)	85	23	8	(187)

Shareholders’ equity under IFRS	3,280	(551)	(148)	(98)	2,483

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

30.2 Balance sheet as of January 1, 2004

	Note	French	Effects of	IFRS
		GAAP	transition
			to IFRS
ASSETS:

Non-current assets:
Property, plant and equipment	a	1,474	180	1,654
Goodwill		1,100	-	1,100
Intangible assets	b	835	(42)	793
Investment in associates		11	-	11
Investment in other companies		111	-	111
Available-for-sale financial assets		14	-	14
Other financial assets	i	95	43	138
Contract advances		205	-	205
Deferred tax assets	c	294	23	317
Total non-current assets		4,139	204	4,343

Current assets:
Inventories	d	744	1	745
Trade accounts and notes receivable		1,315	-	1,315
Current accounts with affiliated companies		79	-	79
Other receivables	e	619	(36)	583
Cash and cash equivalents		2,384	-	2,384
Total current assets		5,141	(35)	5,106

Total assets		9,280	169	9,449

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Balance sheet as of January 1, 2004 (continued)

	Note	French	Effects of	IFRS
		GAAP	transition
			to IFRS

LIABILITIES, SHAREHOLDERS’ EQUITY AND
MINORITY INTERESTS

Shareholders’ equity:
Common stock		1,052	-	1,052
Treasury shares		(210)	-	(210)
Additional paid in capital		1,938	-	1,938
Fair value adjustment and other reserves		4	(4)	-
Retained earnings	f	1,411	(911)	500
Cumulative translation adjustments	g	(612)	612	-

Shareholders’ equity		3,583	(303)	3,280

Minority interests		9	-	9

Total equity		3,592	(303)	3,289

Non-current liabilities:
Borrowings	h	1,871	321	2,192
Reserve for post-employment benefits	i,j	653	141	794
Other provisions		32	-	32
Deferred tax liabilities	k	23	40	63
Other non-current liabilities		129	-	129
Debt related to Technicolor acquisition		84	-	84
Total non-current liabilities		2,792	502	3,294

Current liabilities:
Borrowings		263	(1)	262
Reserve for post-employment benefits	i	-	73	73
Restructuring provisions	i,j	118	(23)	95
Other provisions		174	-	174
Trade accounts and notes payable	l	1,365	6	1,371
Accrued employee expenses	i	183	-	183
Income tax payable		85	-	85
Other creditors and accrued liabilities	m	614	(85)	529
Debt related to Technicolor acquisition		94	-	94
Total current liabilities		2,896	(30)	2,866

Total liabilities, shareholders’ equity and		9,280	169	9,449
minority interests

The following notes explain the main adjustments to the balance sheet as of January 1, 2004:

(a) Property, plant and equipment

(i) Consolidation of fixed assets related to entities previously not consolidated	193
(ii) Fair value adjustment of property, plant and equipment	(17)
(iii) Reclassification of spare parts to fixed assets	5
Total impact – increase in property, plant and equipment	180

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(i)	Under IFRS, according to SIC 12 interpretation, Special Purpose Entities (SPEs) that are controlled in substance are consolidated even if the Group has no share in their capital. Under French GAAP, these SPEs were not consolidated as of December 31, 2003 if the Group had no share in their capital. As of January 1, 2004 the Group had two special purpose entities, whose aim was to implement two synthetic leases for Thomson Display Mexicana S.A. de C.V. and for Thomson Multimedia Polska Sp.zo.o (Poland). Under IFRS, these entities have been consolidated for the first time as of January 1, 2004. The impact of this consolidation generated an adjustment of € 193 million of fixed assets, € 321 million of financial long -term debt and € 85 million of reversal of deferred income. The opening shareholders’ equity has been unfavorably impacted by € 43 million. Under French GAAP these SPEs were consolidated applying the retrospective method for the first time in the 2004 financial statements. As of January 1, 2004, the consolidation of these entities became mandatory under French GAAP in accordance with the CRC 04-03 Regulation subsequent to the issuance of Article 133 on French law on Financial Security issued on August 1, 2003. Due to the change in French laws, there are no more adjustments to be made as of December 31, 2004.
(ii)	As mentioned in the beginning of section 30, the IFRS 1 application related to the valuation of the tangible assets of TV activities that were sold to TCL in July 2004 had a negative impact of € 17 million on the opening net equity, which corresponds to the difference between the € 128 million of assets carrying value and € 111 million fair value.
(iii)	Under IFRS, spare parts having more than one year of useful life are capitalized for a total amount of € 5 million and depreciated according to their useful lives. Under French GAAP these items were classified as inventories.

(b) Intangible assets

(i) Amortization of customer relationships	(58)
(ii) Capitalization of development projects, net
a. Gross amount	22
b. Accumulated amortization	(6)
Total impact – decrease of intangible assets	(42)

(i)	Under French GAAP, market share acquired through business combinations was not amortized. Under IFRS, this market shares corresponds to “customer relationships”, classified as intangible assets that meet the criteria defined by IAS 38. Acquired market share is amortized over the expected useful life. Accumulated amortization costs of customer relationships had a negative impact of € 58 million on the net opening equity.
(ii)	Under French GAAP, the Group’s policy is to expense development costs (except software) as they are incurred. Under IFRS these costs should be capitalized when they meet criteria defined under IAS 38. The retroactive application of IAS 38 led to the recognition of an asset corresponding to the net book value of the intangible asset had IAS 38 ever been applied. This IFRS adjustment has a positive impact of € 16 million on opening retained earnings as of January 1, 2004.

(c) Deferred tax assets

(i) Deferred tax assets on undistributed reserves	3
(ii) Deferred tax assets on IFRS adjustments	20
Total impact – increase in deferred tax assets related to IAS 12	23

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(i)	Unlike French GAAP, under IFRS, a deferred tax has to be accounted for on investments in associates and joint ventures, for which Thomson is not able to control the distribution of profit, and for which it is probable that the temporary difference will reverse in the foreseeable future. Consequently, € 3 million deferred tax asset (mainly related to Screenvision) was recognized against opening retained earnings.
(ii)	Deferred tax assets on IFRS adjustments amounted to € 20 million and mainly related to impact of pension plans, retirement indemnities and other commitments. These were recognized against the opening retained earnings.

(d) Inventories

(i) Inventories held by vendors under Vendor Management Inventory contracts (VMI)	6
(ii) Reclassification of spare parts related to fixed assets	(5)
Total impact – increase in inventories	1

(i)	Under French GAAP, inventories are recognized when the legal ownership is transferred to the Group. Under IFRS, some of the inventories held by vendors under Vendor Management Inventory (VMI) contracts have to be recognized by the Group because the risks and rewards of ownership and the control over the inventories are transferred to the Group. The corresponding debt amounted to € 6 million as of January 1, 2004 and was recorded under trade and accounts payable.
(ii)	Refer to section (a) Property, plant and equipment § (iii) from current section.

(e) Other receivables

(i) Revenue recognition on licensing activities	(27)
(ii) Transactions costs related to TTE	(9)
Total impact – decrease in other receivables	(36)

(i)	Revenue from the Group’s licensing and patents business activities results from licensing agreements for the non-exclusive use of patents developed or acquired by the Group. Under French GAAP, revenue was recognized as income to the prevailing period if (1) a contract was signed before the date the Group consolidated financial statements have been approved by the board of directors and if (2) the revenue recognized is earned, which means it relates to licenses used during periods prior to the date the current year accounts were signed off. According to IAS 18 such revenue is recognized when it is received and earned based on a formal agreement signed between the parties at the closing date. Accordingly, the accrued income and the IFRS opening net equity were reduced by € 27 million.
(ii)	In 2003, the Group engaged the services of external consultants in connection with several potential third party transactions, including principally the contribution of the manufacturing assets of its TV activity into TTE, a joint entity in which it would have a minority interest. Since the TTE transaction has not yet finalized, at December 31, 2003, external consulting costs incurred in connection with TTE amounting to € 9 million were deferred under French GAAP and expensed under IFRS.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(f) Retained earnings

(i)	Transfer of cumulative translation adjustment to retained earnings	(612)
(ii)	Impact of all other IFRS adjustments as of December 31, 2003	(303)
	Other	4
Total impact – decrease of retained earnings		(911)
(i) Refer to section (g) Cumulative translation adjustments below.

(g) Cumulative translation adjustments

Transfer of cumulative translation adjustments to retained earnings	612
Total impact – increase in cumulative translation adjustments	612

In accordance with IFRS 1, the Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments on the opening shareholders’ equity. All cumulative translation differences for all foreign operations have been deemed to be zero at the IFRS transition date. In case of subsequent disposal of these foreign subsidiaries, the related income will not include the reversal of the cumulative translation adjustments prior to January 1, 2004.

(h) Borrowings

Consolidation of debt related to subsidiaries previously excluded from consolidation	321
Total impact – increase in interest bearing borrowings	321

Refer to section (a) Property, plant and equipment § (i) from current section.

(i) Reserve for post employment benefits

Reimbursement rights recognized as a separate asset	43
Net impact – increase in other financial assets	43

Reserve for post employment benefits – non current portion	141
Reserve for post employment benefits – current portion	73
Restructuring provisions (refer to section (j) § (ii))	(19)
Net impact – increase in reserve for post employment benefits	195

Total impact – net decrease of shareholders’ equity as of January 1, 2004	152

Under IFRS, a positive effect of € 43 million on opening shareholders’ equity has been recognized as a result of the American “Medicare Act” as of January 1, 2004, which was accounted for in 2004 under French GAAP.

As of January 1, 2004, the effect of IFRS adoption on reserve for post-employment benefits was a negative impact of € 195 million. This impact was mainly due to the following:

- In accordance with the IFRS 1 optional exemption, € 248 million of actuarial losses as of January 1, 2004 were booked against shareholders’ equity.
- A positive effect on opening shareholders’ equity of € 81 million has been recognized on January 1, 2004 relating to unrecognized prior service costs resulting from changes in medical retiree plans for Americans announced prior to January 1, 2004. These amounts were deferred under French GAAP.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

- The other adjustments result in a negative effect of € 28 million on the opening shareholders’ equity mainly due to the valuation method differences and to the change of the measurement date for some plans.

(j)   Restructuring

(i) Reversal of provisions for cumulative translation adjustment	(4)
(ii) Reclassification restructuring provision to post employment	(19)
Total impact – decrease of restructuring provision	(23)

Under IFRS, no provisions for cumulative translation adjustment may be recognized for liquidated entities. Therefore, as of January 1, 2003, the provision accounted for under French GAAP for an amount of € 4 million was reversed.

Refer to section (i) Reserve for post employment benefits from current section.

(k) Deferred tax liabilities

(i) Deferred tax liabilities on entities with a functional currency different from the local currency	6
(ii) Deferred tax liabilities related to other IFRS adjustments	34
Total impact – decrease of restructuring provision	40

(i) Unlike French GAAP, under IFRS, a deferred tax is recorded on differences between the tax base and the carrying value of the non-monetary assets of the consolidated entities for which the functional currency differs from the local currency. Consequently, net deferred tax liabilities amounting to € 6 million were recognized in the 2004 shareholders’ equity.
(ii) Deferred tax liabilities on IFRS adjustments amounted to € 34 million and mainly related to customer relationships amortization accounted for under IFRS. As explained in section (b) Intangible assets, § (i), under French GAAP, customer relationships were treated as market share, which were not amortized, and therefore were not subject to deferred tax.

(l) Trade accounts and notes payable
Inventories held by vendors under VMI contracts	6
Total impact – increase in trade accounts and notes payable	6

Refer to section (d) Inventories, § (i) from current section.

(m) Other creditors and accrued liabilities

Reversal of deferred income related to entities previously not consolidated	(85)
Total impact – decrease of other creditors and accrued liabilities	(85)

Refer to explanation provided in section (a) Property, plant and equipment § (i) from current section.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

30.3 Balance sheet as of December 31, 2004

	Note	French	Effects of	IFRS
		GAAP	transition
			to IFRS
ASSETS:

Non-current assets:
Property, plant and equipment	a	1,054	(3)	1,051
Goodwill	b	1,242	(64)	1,178
Intangible assets	c	964	(40)	924
Investment in associates	d	128	132	260
Investment in other companies		77		77
Available-for-sale financial assets		36	-	36
Other financial assets	j	97	43	140
Contract advances		179	-	179
Deferred tax assets	e	282	24	306
Total non-current assets		4,059	92	4,151

Current assets:
Inventories	f	569	(1)	568
Trade accounts and notes receivable		1,180	-	1,180
Current accounts with affiliated companies		183	-	183
Other receivables	g	628	(13)	615
Cash and cash equivalents		1,906	-	1,906
Total current assets		4,466	(14)	4,452

Total assets		8,525	78	8,603

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Balance sheet as of December 31, 2004 (continued)

	Note	French	Effects of	IFRS
		GAAP	transition
			to IFRS
LIABILITIES, SHAREHOLDERS’ EQUITY AND
MINORITY INTERESTS

Shareholders’ equity:
Common stock		1,025	-	1,025
Treasury shares		(55)	-	(55)
Additional paid in capital	h	1,748	3	1,751
Fair value adjustment and other reserves	h	4	(27)	(23)
Retained earnings	h	666	(783)	(117)
Cumulative translation adjustment	i	(718)	620	(98)
Shareholders’ equity		2,670	(187)	2,483
Minority interests		20		20
Total equity		2,690	(187)	2,503

Non-current liabilities:
Borrowings		1,597	-	1,597
Reserve for post-employment benefits	j	589	196	785
Other provisions		55	-	55
Deferred tax liabilities	l	2	34	36
Other non-current liabilities		129	-	129
Total non-current liabilities		2,372	230	2,602

Current liabilities:
Borrowings		904	-	904
Reserve for post-employment benefits	j	-	65	65
Restructuring provisions	k	104	(29)	75
Other provisions		120	-	120
Trade accounts and notes payable	m	1,221	5	1,226
Accrued employee expenses		165	-	165
Income tax payable		60	-	60
Other creditors and accrued liabilities	n	805	(6)	799
Debt related to Technicolor acquisition		84	-	84
Total current liabilities		3,463	35	3,498

Total liabilities, shareholders’ equity and
minority interests		8,525	78	8,603

The following notes explain the main adjustments to the balance sheet as of December 31, 2004:

(a) Property, plant and equipment

(i) Reclassification of tangible assets to intangible assets	(5)
(ii) Reclassification of spare parts to fixed assets	3
(iii) Write-off of fixed assets dedicated to specific projects	(3)
(iii) Reversal of depreciation on tangible assets of TTE	2
Total impact – decrease of property, plant and equipment	(3)

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(i)	The Group has reclassified projects previously capitalized under French GAAP from tangible assets to intangible assets for a total value of € 5 million.
(ii)	Under IFRS, spare parts having more than one year of useful life were capitalized for a total amount of € 3 million and depreciated according to their useful lives. Under French GAAP, these items were classified as inventories.
(iii)	Mainly fixed assets dedicated to internal projects with a net value of € 2 million were written off.
(iv)	The valuation of the tangible assets of TV activities at fair value as of January 1, 2004 led to a reversal of a € 2 million depreciation in the IFRS income statement.

(b) Goodwill

(i) Reversal of amortization	95
(ii) Restructuring cost reversal	(20)
(iii) Reclassification of goodwill to investment in associates	(133)
(iv) Goodwill TTE adjustment	(6)
Total impact – decrease of goodwill	(64)

(i)	Under French GAAP, goodwill was amortized on a straight-line basis over its estimated useful life (ranging from 5 to 20). In compliance with IFRS 3, goodwill is not amortized but is tested annually for impairment and when impairment indicators are present. As the Group elected to apply the IFRS 1 exemption, which allows the Group not to restate business combinations that have occurred prior to January 1, 2004 and not to change their initial recognition, the net carrying amount of goodwill arisen on these acquisitions and accounted for under French GAAP corresponds to the new gross value under IFRS as of January 1, 2004. The reversal of goodwill amortization incurred in 2004 increased net goodwill by € 95 million at closing rate, corresponding to an impact of € 100 million at average rate in the IFRS income statement due to currency translation adjustments.
(ii)	In compliance with IFRS 3, a provision related to the costs of the closure of plants and sites is recorded as a liability of the acquiree as part of allocating the cost of the combination if and only if the restructuring plan meets the criteria defined by IAS 37 at the acquisition date. Consequently, restructuring plans of the acquirees, which were accounted for when allocating the cost of the combination under French GAAP but were not announced at the acquisition date, have been recognized as an expense under IFRS. Accordingly, in 2004, the goodwill was decreased by € 20 million (at closing rate) related to restructuring costs which have been expensed under IFRS. The related impact in the IFRS income statement amounted to a charge of € 29 million (at average rate), partly offset by € 8 million on tax and the € 1 million difference corresponding to the effect of the translation adjustments.
(iii)	Under French GAAP, goodwill on investment accounted for using the equity method is posted as other goodwill on controlled entities. Under IFRS, IAS 28 states that related goodwill shall be posted in the caption “investment in associates”.
(iv)	Remeasurement at fair value of tangible assets of TV activities resulted in a decrease of TTE goodwill by € 6 million.

(c) Intangible assets

(i) Amortization of customer relationships	(75)
(ii) Capitalization of development projects	30
(iii) Reclassification from tangible assets	5
Total impact – decrease of intangible assets	(40)

(i)	The impact of the amortization of the customer relationships under IFRS led to a decrease of € 75 million of the net book value, out of which:

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

- € 58 million decrease corresponding to previous years amortization recorded against opening retained earnings as of January 1, 2004,
- € 23 million decrease relating to the current year amortization charge and
- € 6 million increase being a favorable impact of currency translation adjustments between closing rate and average rate.
(ii)	The cumulative impact of the capitalization of the development projects is a net increase of € 30 million out of which:
- € 16 million increase due to net value of development projects capitalized on periods prior to January 1, 2004,
- € 29 million increase in gross value from development projects capitalized in 2004 and
- € 15 million decrease related to current year amortization charge.
(iii)	Refer to section (a) Property, plant and equipment § (i) from current section.

(d) Investments in associates

(i) Reclassification of goodwill to investment in associates	133
(ii) Difference in investment in TTE	(1)
Total impact – increase in investments in associates	132

(i)	Refer to section (b) Goodwill § (iii) from current section.
(ii)	Under French GAAP, the value of the shares in TTE related to the allocation of the TTE transaction costs amounted to € 7.6 million. Under IFRS, due to the different treatment of the transaction costs, the value allocated to the participation amounted to € 6.9 million, which led to a € 1 million difference between French GAAP and IFRS. Refer to section 30.5. (c) Selling, general, administrative expenses and others, § (iv) for complete description of the transaction costs treatment.

(e) Deferred tax assets

(i) Deferred tax assets on undistributed reserves	5
(ii) Deferred tax related to IFRS adjustments	19
Total impact – increase in deferred tax assets	24

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met.

(i)	As explained in section 30.2. (c) Deferred tax assets, § (i), the Group recognized under IFRS a deferred tax on investments in associates and joint ventures, for which Thomson is not able to control the distribution of profit, and for which it is probable that the temporary difference will reverse in the foreseeable future. The impact of € 5 million corresponds to € 3 million recorded against the opening retained earning as of the date of IFRS transition and € 2 million recognized in the 2004 IFRS income statement (mainly related to Screenvision).
(ii)	Deferred tax assets on IFRS adjustments amounts to € 19 million and relates mainly to impact of pension plans, retirement indemnities and other commitments.

(f) Inventories

(i) Inventories held by vendors under Vendor Management Inventory (VMI) contracts	6
(ii) Reclassification of spare parts to fixed assets	(3)
(iii) Write-off of spare parts	(4)
Total impact – decrease of inventories	(1)

(i)	Under IFRS, some of the inventories held by vendors under Vendor Management Inventory contracts have to be recognized by the Group because the risks and rewards of ownership and

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

the control over the inventories are transferred to the Group. The corresponding debt amounted to € 5 million as of December 31, 2004 and was recorded under trade and account s payable. Under French GAAP, these inventories were recognized later when the ownership was transferred to the Group.
(ii)	Refer to section (a) Property, plant and equipment § (ii) from current section. (i)(iii) Mainly related to unused spare parts written off by € 3 million.

(g) Other receivables

(i) Accrued income	(8)
(ii) Other rebates to be received	(4)
(iii) Other transaction costs deferred under French GAAP	(1)
Total impact – decrease of other receivables	(13)

(i)	As explained on section 30.2. (e) Other receivables, § (i), timing differences related to recognition of revenue from the Group’s licensing and patents activities had a negative impact of € 8 million on accrued income and on revenues as of December 31, 2004.
(ii)	Under French GAAP, some rebates received from suppliers were recorded in deduction of the costs of sales for the related period. Under IFRS, when those rebates are linked to future purchases commitments, they should be considered upfront payments on future business and spread over that future business. This was accounted for in the 2004 IFRS income statement as a negative impact for an amount of € 4 million.
(iii)	Other transaction costs incurred in 2004 that management estimated not probable to be finalized, amounted to € 1 million and were charge d to other operating expenses under IFRS but deferred under French GAAP.

(h) Retained earnings and reserves

(i) Additional paid in capital	3
Total impact on additional paid in capital	3

(ii) IAS 19 revised	(23)
Other	(4)
Total fair value adjustment and other reserve	(27)

(iii) Transfer of cumulative translation adjustment to retained earnings	(612)
(iv) Impact of the IFRS adjustments on retained earnings as of January 1, 2004	(303)
(v) Impact of the IFRS adjustments on the 2004 IFRS Income statement	85
(vi) Impact of reversing the consolidation of the special purpose entities	43
Other	4
Total impact – decrease of retained earnings	(783)

(i)	In accordance with the requirements of IFRS 2 “Share-based payment”, stock options granted to employees are recorded as a € 3 million increase in equity with counterpart in the income statement. Refer to section 30.5. (c) Selling, general, administrative expenses and others, § (vii).
(ii)	Refer to section (j) Reserve for post employment benefits (IAS 19 revised) from current section.
(iii)	Refer to section 30.2 (g) Cumulative translation adjustments
(iv)	Refer to section 30.2 (f) Retained earnings § (ii)
(v)	Refer to section 30.5 Net income for the year ended December 31, 2004.
(vi)	As explained in section 30.2. (a) Property, plant and equipment, § (i), unlike French GAAP, special purpose entities were consolidated under IFRS as of December 31, 2003, with a € 43 million negative impact on opening retained earnings. Following changes in French laws, these SPE's were consolidated under French GAAP in 2004 with a retroactive effect as of January 1, 2004. This French GAAP adjustment was included in the statement of changes in French

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

GAAP retained earnings as of December 31, 2004. Therefore under IFRS, the € 43 million negative impact on opening retained earnings was reversed in 2004.

(i) Cumulative translation adjustments

(i) Transfer of cumulative translation adjustment to retained earnings as of January 1, 2004	612
(ii) Translation adjustments related to IFRS adjustments	8
Total impact – increase in cumulative translation adjustments	620

(i)	Refer to section 30.2. section (g) Cumulative translation adjustments
(ii)	The IFRS adjustment recorded in the opening balance sheet as of January 1, 2004 and in the income statement as of December 31, 2004, generated a € 8 million cumulative translation adjustment between closing rate and average rate in 2004.

(j) Reserve for post employment benefits

Reimbursement rights recognized as a separate asset	43
Net impact – increase in other financial assets	43

Reserve for post employment benefits – non current portion	196
Reserve for post employment benefits – current portion	65
Reclassification of restructuring provisions (refer to section (k) § (ii))	(26)
Net impact – increase in reserve for post employment benefits	235

Total impact – net decrease of shareholders’ equity as of December 31, 2004	192

Under IFRS, a positive effect of € 43 million on opening shareholders’ equity has been recognized as a result of the American “Medicare Act”.

As of December 31, 2004, the cumulative effect of IFRS adoption on shareholders’ equity in respect to employee benefits was a negative impact of € 235 million. This impact was mainly due to the following:
-	A negative effect of € 238 million, out of which € 248 million of actuarial losses as of January 1, 2004 booked against shareholders’ equity and € 10 million recognised in the 2004 income statement.
-	A cumulative positive effect of € 76 million in respect of prior service costs out of which: € 81 million has been recognized on shareholders’ equity relating to unrecognized prior service costs resulting from changes in medical retiree plans for Americans, announced prior to January 1, 2004 and € 5 million recognized in the 2004 income statement. These amounts were deferred under French GAAP.
-	A negative impact of € 40 million was recognized in the 2004 IFRS income statements in respect of curtailments and settlements occurred in 2004.
-	A negative impact of € 23 million related to the application of IAS 19 revised, which allows to charge directly against equity the actuarial gains and losses generated during the period. This impact is recognized directly in the retained earnings.
-	The other adjustments result in a negative effect of € 10 million on the shareholders’ equity mainly due to the valuation method differences, to the change of the measurement date for some plans and to the currency translation adjustments related to the IFRS adjustments.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(k) Restructuring provisions

(i) Provisions for translation adjustment	(3)
(ii) Reclassification restructuring provisions	(26)
Total impact – decrease of other provisions	(29)

(i)	Under IFRS, no provision for cumulative translation adjustment may be recognized for liquidated companies. Therefore, the € 3 million provision was reversed.
(ii)	Refer to section (j) Reserve for post employment benefits from current section.

(l) Deferred income tax liabilities

(i) Deferred tax IAS 12	4
(ii) Deferred tax on other IFRS adjustments	30
Total impact – increase in deferred tax liability	34

(i)	Unlike French GAAP, under IFRS, a deferred tax is recorded on differences between the tax base and the carrying value of the non-monetary assets of the consolidated entities for which the functional currency differs from the local currency. Consequently, net deferred tax liabilities amounting to € 6 million were recognized in the opening retained earnings as of January 1, 2004, out of which € 2 milion were reversed in the 2004 IFRS Income statement.
(ii)	Deferred tax liabilities on IFRS adjustments amounted to € 30 million and mainly related to customer relationships amortization accounted for under IFRS. As explained in section 30.2. (b) Intangible assets, § (i), under French GAAP, customer relationships were treated as market share, which were not amortized, and therefore were not subject to deferred tax.

(m) Trade accounts and sections payable

Inventories held by vendors under VMI contracts	5
Total impact – increase in trade accounts and notes payable	5

Refer to section (f) Inventories § (i) from current section.

(n) Other creditors and liabilities

(i) Royalties to be paid	(5)
(ii) Impact deferred payment of liability	(1)
Total impact – decrease of other creditors and liabilities	(6)

(i)	As of December 31, 2004, as a result of the difference of revenue recognition between French GAAP and IFRS on licensing and patents activities, revenues related to contracts not yet signed at the closing date have been deferred under IFRS. The related contractual retrocession to co-patent owner of a part of these revenues have therefore been also deferred, generating a € 5 million positive impact in the income statement and a decrease of the debt to be paid for the same amount.
(ii)	Under IFRS, debt with deferred payment should be recognized at fair value at transaction date and the impact of the discounting should be recognized over the period until final payment.
Such treatment led to a decrease in the underlying liability with corresponding counterpart in revenues.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

30.4 Net income for six months ended June 30, 2004

		Six months ended June 30, 2004

	Note	French	Effect of	Effect of	IFRS
		GAAP	transition	IFRS 5
			to IFRS	restatement

Continuing operations:
Revenues	a	3,871	2	(497)	3,376
Cost of sales	b,h	(3,060)	(21)	479	(2,602)

Gross margin		811	(19)	(18)	774

Selling, general, administrative	c,h	(762)	9	213	(540)
expenses and others
Research and development expense	d,h	(147)	4	6	(137)

Profit from continuing operations		(98)	(6)	201	97
and before tax and finance costs

Interest expense		(10)	-	5	(5)
Other financial income /(expense)	e,h	(28)	(7)	17	(18)
Financial costs		(38)	(7)	22	(23)

Loss form associates		(1)	-	-	(1)
Income tax	g	(52)	12	1	(39)
Profit from continuing operations		(189)	(1)	224	34

Discontinued operations:
Loss from discontinued operations	h	-	-	(224)	(224)

Net income (loss)		(189)	(1)	-	(190)
Attributable to
Equity Holders		(188)			(189)
Minority interests		(1)			(1)

(a) Revenues

(i) Revenues recognized on licensing and patents activity	4
(ii) Cash discounts granted – reclassified from financial costs	(2)
Total impact – increase in revenues	2

(i)	Revenue from the Group’s licensing and patents business activities results from licensing agreements of the non-exclusive use of patents developed or acquired by the Group. Under French GAAP, revenue is recognized as income to the prevailing period if (1) a contract was signed before the date the Group consolidated financial statements have been approved by the board of directors and if (2) the revenue recognized is earned, which means it relates to

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

licenses used during periods prior to the date the current year accounts were signed off. According to IAS 18 such revenue is recognized when it is received or earned based upon a formal agreement signed between the parties at the closing date. Accordingly, in 2004, the impact on the IFRS net result is a positive effect of € 4 million, including the reversal of the previous € 27 million (positive impact) and € 23 million (negative impact) related to revenues accounted for in the six-month period ended June 30, 2004 under French GAAP but deferred to the second half of the year 2004 under IFRS.
(ii)

Mainly relates to the reclassification of cash discounts granted to customers. Under IFRS, revenues should be presented net of cash discounts granted to customers. These discounts were considered as financial costs under French GAAP and amounted to € 3 million as of June 30, 2004.

(b) Cost of sales

(i) Customer relationships amortization	(12)
(ii) Impacts related to net periodic pensions costs	3
(iii) Reversal of depreciation charge due to fair value adjustment related to TV fixed assets	2
(iv) Change of classification of freight cost of Technicolor	(14)
Total impact – increase in cost of sales	(21)

(i)	The customer relationships amortization charge under IFRS amounted to € 12 million for the six-month period ended June 30, 2004. Under French GAAP, these customer relationships were not amortized.
(ii)	Refer to section (h) Post employment benefits expense from current section.
(iii)	The fair value adjustment of the fixed assets of TV activities as of January 1, 2004 generated a positive impact of € 2 million linked to the reversal of the related depreciation charge accounted for under French GAAP between January 1, 2004 and the date of fixed assets disposal.
(iv)	The freight costs of Technicolor distribution activity were classified as selling expenses under French GAAP. In substance the classification of these costs under “Cost of Sales” caption is more meaningful under IFRS.

(c) Selling, general, administrative expenses and others

(i) Reversal of goodwill amortization	42
(ii) Impacts related to net periodic pensions costs and restructuring costs	(27)
(iii) Transaction costs related to TTE	4
(iv) Restructuring costs related to 2004 business acquisitions	(25)
(v) Change of classification of freight cost of Technicolor	15
Total impact – decrease of selling, general, administrative expenses and others	9

(i)	In compliance with IFRS 3, the total goodwill amortization expense in 2004 has been reversed under IFRS. It amounted to € 42 million. Under IFRS, the goodwill is no longer amortized.
(ii)	Refer to section (h) Post employment benefits expense from current section.
(iii)	Under French GAAP, as of June 30, 2004 the € 23 million of total transaction costs related to TTE transaction were allocated as follows:
- € 11.5 million as prepaid expenses (out of which € 4 million in respect of tax charge (refer to section (f) Income tax, § (ii) from current section), and
- € 11.5 million as charges related to TV disposal.
Under IFRS, as no transactions were completed at 2003 year-end, the € 9 million of costs were expensed against the opening net equity. As of June 30, 2004 the € 14 million incurred in 2004 were allocated as follows:
- € 7 million were recognized as prepaid expenses. - € 7 million have been expensed generating a € 4 million difference between French GAAP and IFRS.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(iv)	In compliance with IFRS 3, a provision related to the costs of the closures of plants and sites is recorded as a liability of the acquiree as part of allocating the cost of the combination, if and only if the restructuring plan meets the criteria defined by IAS 37 at the acquisition date. Consequently, restructuring plans of the acquirees, which were accounted for when allocating the cost of the combination under French GAAP but were not announced at the acquisition date, have been recognized as an expense under IFRS. Accordingly, € 25 million of restructuring costs have been expensed under IFRS.
(v)	Mainly related to reclassification of freight costs in the Services Segment for € 14 million. Refer to section (b) Cost of sales, § (iv) from current section.

(d) Research and development expense

(i) Capitalization of development projects, net	6
(ii) Write-off of fixed assets dedicated to specific projects	(2)
Total impact – decrease of research and development expense	4

(i)	The capitalization of development projects in accordance with IAS 38 has a positive impact of € 6 million on the net result for the first six-month period ended June 30, 2004, composed of € 12 million increase in gross value and € 6 million amortization charge of the 1st half-year.
(ii)	Fixed assets dedicated to internal projects with a net value of € 2 million were written off.

(e) Other financial expenses, net

(i) Cash discounts granted to customers	3
(ii) Net periodic interest pensions costs	(10)
Total impact – increase in other financial expenses, net	(7)

(i)	As explained under section (a) Revenues, § (ii) from current section, cash discounts granted to customers are deducted from revenues under IFRS.
(ii)	Refer to section (h) Post employment benefits expense from current section.

(f) Income tax

(i) Reversal of tax charge on Marion	8
(ii) Reversal of tax charge on TTE	4
Total impact – decrease of tax charge	12

(i)	Under IFRS, as opposed to French GAAP, an acquirer is required to recognize liabilities for terminating or reducing the activities of the acquired company when allocating the cost of the business combination only when the acquired company has, at the acquisition date, already recognized an existing liability for restructuring. Therefore, the provisions for restructuring costs should be recognized as expenses and the related tax charge should also be reversed. Under French GAAP, as part of the Foshan acquisition and the Marion closure, a deferred tax charge amounting to € 8 million had been recognized and has been reversed under IFRS.
(ii)

As explained under section (c) Selling, general, administrative expenses and others § (iii) from current section, under French GAAP, capitalized transaction costs related to TTE transactions are recognized after tax effect. Under IFRS, transactions costs of TTE transaction have to be recognized before tax effect. Consequently the € 4 million tax charge recorded under French GAAP has been reversed in the IFRS income statement.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(g) Discontinued operations

As explained in note 11 "Discontinued operations" of the consolidated financial statements, as of June 30, 2005, the Group has discontinued operations in respect of certain plants of Display business. According to IFRS 5, the IFRS income statement for the comparative periods has to be restated in order to reflect the effect of the discontinued operations. The column “Effect of IFRS 5 restatement” presented in the table 30.4 reflects the required restatement for each line of the profit from continuing operations in the IFRS income statement.

The net result of the discontinued operations is presented on a separate line in the IFRS income statement.

(h) Post employment benefits expense

Net periodic pension income recognized in cost of sales	3
Net periodic pension costs recognized in selling, general, administrative expenses and others	(27)
Net impact – increase in operational post employment benefits expense	(24)

Net periodic interest pensions costs (other financial charge)	(10)

Total impact – net increase in post employment benefits expense	(34)

The IFRS impact on the 2004 IFRS six months income statement in relation to employee benefits is a negative effect of € 34 million. This impact is mainly due to the following:
-	A € 40 million negative impact was recognized in the 2004 IFRS income statements in respect of curtailment occurred in 2004.
-	As a consequence of IFRS 1 option, the pension costs recognized in 2004 under IFRS no longer include the amortization of actuarial losses existing as of January 1, 2004. A positive effect of € 5 million was booked in the 2004 income statement.
-	A positive effect of € 1 million is due to valuation method differences, especially on early retirement plans.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

30.5 Net income for the year ended December 31, 2004

		Year ended December 31, 2004

	Note	French	Effect of	Effect of	IFRS
		GAAP	transition	IFRS 5
			to IFRS	restatement

Continuing operations:
Revenues	a	7,994	19	(1,027)	6,986
Cost of sales	b,i	(6,284)	(48)	1,010	(5,322)

Gross margin		1,710	(29)	(17)	1,664

Selling, general, administrative	c,i	(1,899)	107	760	(1,032)
expenses and others
Research and development expense	d,i	(277)	19	23	(235)

Profit from continuing operations		(466)	97	766	397
and before tax and finance costs

Interest expense		(24)	-	5	(19)
Other financial income (expense)	e,i	(55)	(12)	41	(26)
Financial costs		(79)	(12)	46	(45)

Loss from associates	i	(3)	(18)	-	(21)
Income tax	g	(88)	19	(17)	(86)
Profit from continuing operations		(636)	86	795	245

Discontinued operations:
Loss from discontinued operations	h	-	-	(795)	(795)

Net income (loss)		(636)	86	-	(550)
Attributable to
Equity Holders		(635)			(550)
Minority interests		(1)			(1)

(a) Revenues

(i) Revenues recognized on licensing and patents activity	24
(ii) Cash discounts granted – reclassified from financial costs	(6)
(iii) Impact on fair value of deferred payment of liability	1
Total impact – increase in revenues	19

(i)	Revenue from the Group’s licensing and patents business activities results from licensing agreements of the non-exclusive use of patents developed or acquired by the Group. Under French GAAP, revenue is recognized as income to the prevailing period if (1) a contract was signed before the date the Group consolidated financial statements have been approved by the board of directors and if (2) the revenue recognized is earned, which means it relates to licenses used during periods prior to the date the current year accounts were signed off.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

According to IAS 18 such revenue is recognized when it is received or earned base upon a formal agreement signed between the parties at the closing date. Accordingly, in 2004, the impact on the IFRS net result is a positive effect of € 24 million, including the reversal of the previous € 27 million (positive impact) and € 3 million (negative impact) related to revenues accounted for in 2004 under French GAAP but deferred to 2005 under IFRS.
(ii)	Mainly relates to the reclassification of cash discount granted to customers. Under IFRS, revenues should be presented net of cash discounts granted to customers. These discounts were considered as financial costs under French GAAP and amounted to € 5 million as of December 31, 2004.
(iii)	Refer to section 30.3, section (n) Other creditors and liabilities § (ii).

(b) Cost of sales

(i) Rebates received from suppliers	(4)
(ii) Customer relationships amortization	(23)
(iii) Impacts related to net periodic pensions costs	10
(iv) Reversal of depreciation charge due to fair value adjustment related to TV fixed assets
and other	3
(v) Change of classification of freight cost in the Services Segment	(31)
(vi) Write off of spare parts	(3)
Total impact – increase in cost of sales	(48)

(i)	Under French GAAP, some rebates received from suppliers were recorded in deduction of the costs of sales for the related period. Under IFRS, when those rebates are linked to future purchases commitments, they should be considered upfront payments on future business and spread over that future business. They were accounted for in the 2004 IFRS income statement with a negative impact of € 4 million.
(ii)	The customer relationships amortization charge under IFRS amounted to € 23 million for 2004.
(iii)	Refer to section 30.3, section (n) Other creditors and liabilities § (ii). Under French GAAP, these customer relationships were not amortized.
(iii)	Refer to section (i) Post employment benefits expense from current section.
(iv)	Mainly, the fair value adjustment of the fixed assets of TV activities as of January 1, 2004 generated a positive impact of € 2 million linked to the reversal of the related depreciation charge accounted for under French GAAP between January 1, 2004 and the date of fixed assets disposal.
(v)	The freight costs of the Services Segment distribution activity were classified as selling expenses under French GAAP. In substance the classification of these costs under “Cost of Sales” caption is more meaningful under IFRS.
(vi)	Refer to section 30.3 (f) Inventories § (iii).

(c) Selling, general, administrative expenses and others

(i) Reversal of goodwill amortization	100
(ii) Reclassification of impairment charge on TTE Goodwill	18
(iii) Capital gain from TTE	11
(iv) Transaction costs related to TTE	4
(v) Impacts related to net periodic pensions costs and restructuring costs	(24)
(vi) Other transaction costs deferred under French GAAP	(1)
(vii) Share-based compensation charge	(3)
(viii) Restructuring costs related to 2004 business acquisitions	(29)
(ix) Change of classification of freight cost of Technicolor	31
Total impact – decrease of selling, general, administrative expenses and others	107

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(i)	In compliance with IFRS 3, the total goodwill amortization expense in 2004 reversed under IFRS amounted to € 95 million. The € 35 million of goodwill impairment related to TTE (€ 23 million), Zhao Wei (€ 7 million) and Screenvision (€ 5 million) remai ned an expense in the 2004 IFRS income statement. In addition, under IFRS, the fair value adjustment on the tangible assets of TV activities generated a € 5 million decrease of the goodwill impairment related to TTE.
(ii)	Impairment charge of goodwill on investment accounted for using the equity method shall be posted in the caption “loss form associate” for an amount of € 18 million.
(iii)	In accordance with IFRS 1, tangible assets of TV activities were measured at fair value and therefore reduced the net consolidated value of the transferred activity. Consequently, the capital gain related to this transaction increased by € 11 million under IFRS.
(iv)	Under French GAAP, the € 23 million total transaction costs related to TTE transaction were allocated as follows:
- € 11.5 million (before tax effect) of which € 8 million recognized as part of allocating the costs of the combination, and € 4 million recognized as tax charge (refer to section (f) Income tax, § (ii) from current section), and
- € 11.5 million related to the disposal of the Group’s TV activity have been charged to capital gain.
Under IFRS, as no transaction was completed at 2003 year-end, the € 9 million of costs were expensed against the opening net equity. The € 14 million incurred in 2004 were allocated as follows:
- € 7 million were recognized as part of allocating the costs of the combination, generating a difference of € 1 million compared with French GAAP (refer to section 30.3. (d) Investment in associates, § (ii)). These acquisition costs have been recognized before tax effect.
- € 7 million have been charged against capital gain, generating a € 4 million difference on capital gain between French GAAP and IFRS.
(v)	Refer to section (i) Post employment benefits expense from current section.
(vi)	Other transaction costs incurred in 2004, that management estimated not probable to be finalized, were charged under IFRS and deferred under French GAAP.
(vii)	In accordance with the requirements of IFRS 2 “Share-based payment”, the fair value of stock options granted to employees is recorded as an expense in the income statement. Under French GAAP, unlike IFRS, the fair value of the service of the employees is not recognized as an expense. The impact of IFRS 2 application on the 2004 IFRS income statement regarding the plans not covered by the aforementioned exemptions was a € 3 million expense.
(viii)	As explained in section 30.3. (b) Goodwill § (ii), restructuring costs of € 29 million related to entities acquired in 2004, which could not be recognized in goodwill under IFRS and therefore were charged to the IFRS income statement.
(ix)	Refer to section (b) Cost of sales from current section

(d) Research and development expense

(i) Capitalization of development projects, net	14
(ii) Impacts related to net periodic pensions costs	6
(iii) Write-off of fixed assets dedicated to specific projects	(1)
Total impact – decrease of research and development expense	19

(i)	The capitalization of the development projects in accordance with IAS 38 has a positive impact of € 14 million on the 2004 IFRS income statement, composed of € 29 million increase in gross value and € 15 million amortization charge of the year.
(ii)	Refer to section (i) Post employment benefits expense from current section
(iii)	Mainly fixed assets dedicated to internal projects with a net value of € 2 million were written off.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(e) Other financial expenses, net

(i) Cash discounts granted to customers	5
(ii) Net periodic interest pensions costs	(17)
Total impact – increase in other financial expenses, net	(12)

(i)	As explained under section (a) Revenues, § (ii) from current section, cash discounts granted to customers are deducted from revenues under IFRS.
(ii)	Refer to section (i) Post employment benefits expense from current section.

(f) Income tax

(i) Reversal of tax charge on Marion	8
(ii) Reversal of tax charge on TTE	4
(iii) Deferred tax income on entities with a functional currency different from the local currency	2
(iv) Deferred tax income on undistributed reserves	2
(v) Deferred tax charge on other IFRS adjustments	3
Total impact – decrease of tax charge	19

(i)	Under French GAAP, as a result of the capitalization through goodwill of the restructuring charges of an acquired company, a deferred tax charge had been recorded for € 8 million corresponding to 40% of the restructuring charge, including a cumulative translation adjustment of € 1 million. Under IFRS, as opposed to French GAAP, an acquirer is required to recognize liabilities for terminating or reducing the activities of the acquired company when allocating the cost of the business combination only when the acquired company has, at the acquisition date, already recognized an existing liability for restructuring. Therefore, the provision for restructuring costs should be recognized as expenses and the related deferred tax charge should also be recognized as an income.
(ii)	As explained under section (c) Selling, general, administrative expenses and others § (iv) from current section, under French GAAP, capitalized transaction costs related to TTE transactions are recognized net of tax. Under IFRS, transactions costs of TTE transaction have to be recognized before tax effect. Consequently the € 4 million tax charge recorded under French GAAP has been reversed in the IFRS income statement.
(iii)	Unlike French GAAP, under IFRS, a deferred tax is recorded on differences between the tax base and the carrying value of the non-monetary assets of the consolidated entities for which the functional currency differs from the local currency.. Consequently, net deferred tax liabilities amounting to € 6 million were recognized in the opening retained earnings as of January 1, 2004, out of which € 2 million were reversed in 2004 IFRS income statement.
(iv)	The Group recognized under IFRS a deferred tax on investments in associates and joint ventures, for which Thomson is not able to control the distribution of profit, and for which it is probable that the temporary difference will reverse in the foreseeable future. The impact of € 5 million corresponds to € 3 million recorded against the opening retained earning as of the date of IFRS transition and € 2 million recognized in the 2004 IFRS income statement (mainly related to Screenvision).
(v)	Deferred tax expense on other 2004 IFRS adjustments amounts to € 3 million.

(g) Discontinued operations

As explained in note 11 “Discontinued operations” of the consolidated financial statements as of June 30, 2005, the Group has discontinued operations in respect of certain plants of Display business. According to IFRS 5, the IFRS income statement for the comparative periods has to be restated in order to reflect the effect of the discontinued operations. The column “Effect of IFRS 5 restatement”

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

presented in the table 30.5 reflects the required restatement for each line of the profit from continuing operations in the IFRS income statement.

The net result of the discontinued operations is presented on a separate line in the IFRS income statement.

(h) Loss from associates

Under IFRS, as explained under section 30.3 (b) Goodwill, § (iii), goodwill on equity investment is posted in the caption “Investment in associates”. As a result, the impairment charge recognized on the TTE goodwill, which amounted to € 18 million under IFRS (€ 23 million under French GAAP), has been reclassified from the caption “Selling, general, administrative expenses and others” to the caption “Loss from associates”.

(i) Post employment benefits expense

Net periodic pension income recognized in cost of sales	10
Net periodic pension costs recognized in selling, general,
administrative expenses and others	(24)
Net periodic pension costs recognized in research and development expense	6
Net impact – increase in operational post employment benefits expense	(8)

Net periodic interest pensions costs (other financial costs)	(17)

Total impact – net increase in post employment benefits expense	(25)

The IFRS impact on 2004 income statement in relation to employee benefits is a negative effect of € 25 million, out of which € 17 has been reclassified as a charge in the financial result. The € 25 million impact is mainly due to the following:
-	A € 40 million of negative impact was recognized in the 2004 IFRS Income statement in respect of curtailment occurred in 2004.
-	As a consequence of the IFRS 1 option, the pension costs recognized in 2004 under IFRS no longer include the amortization of actuarial losses existing as of January 1, 2004, which are charged directly against equity. A positive effect of € 10 million was booked in the 2004 income statement.
-	A negative effect of € 5 million of unrecognized prior service costs resulting from changes in medical retiree plans for Americans.
-	A positive effect of € 10 million is due to valuation method differences, especially on early retirement plans.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

30.6 Balance sheet as of January 1, 2005

For the 2004 financial information, the Group applied all IFRS standards and interpretations, which are expected to be mandatory as of December 31, 2005 except for the following standards, which the Group did not elect for an earlier application:
-	IFRS 5 – “Non current assets held for sale and discontinued operations”. The Group will apply this standard starting from January 1, 2005.
-	IAS 32 – “Financial instruments: disclosure and presentation”. The Group will apply these standards starting from January 1, 2005.
-	IAS 39 – “Financial Instruments: recognition and measurement”. The Group will apply these standards starting from January 1, 2005.

The following note presents the impacts of IAS 32/39 and IFRS 5 on the balance sheet as of January 1, 2005.

Balance sheet as of January 1, 2005

	Note	IFRS	Effects of	Effects of	IFRS as
		as of	IAS 32/39	IFRS 5	of
		December			January
		31, 2004			1, 2005

ASSETS:

Non-current assets:
Property, plant and equipment		1,051	-	-	1,051
Goodwill	a	1,178	9	-	1,187
Intangible assets		924	-	-	924
Investment in associates		260	-	-	260
Investment in other companies		77	-	-	77
Available-for-sale financial assets	b	36	26	-	62
Other financial assets		140	-	(4)	136
Contract advances		179	-	-	179
Deferred tax assets	f	306	17	(3)	320
Total non-current assets		4,151	52	(7)	4,196

Current assets:
Inventories		568	-	(65)	503
Trade accounts and notes	c	1,180	54		1,232
receivable				(2)
Current accounts with affiliated		183	-	-	183
companies
Derivative financial instruments	d	-	126	-	126
Other receivables	e	615	(127)	(3)	485
Cash and cash equivalents		1,906	-	(3)	1,903
Total current assets		4,452	53	(73)	4,432

Non-current assets classified as				80	80
held for sale

Total assets		8,603	105	-	8,708

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Balance sheet as of January 1, 2005 (continued)

	Note	IFRS	Effects of	Effects of	IFRS as
		as of	IAS 32/39	IFRS 5	of
		December			January
		31, 2004			1, 2005

LIABILITIES, SHAREHOLDERS’ EQUITY
AND MINORITY INTERESTS

Shareholders’ equity:
Common stock		1,025	-	-	1,025
Treasury shares		(55)	-	-	(55)
Additional paid in capital		1,751	-	-	1,751
Fair value and other reserves		(23)	-	-	(23)
Retained earnings	g	(117)	22	-	(95)
Cumulative translation adjustment		(98)	-	-	(98)
Amounts recognized in equity directly		-	-	-	-
related to non-current assets held for sale
Shareholders’ equity		2,483	22		2,505

Minority interests	h	20	(9)	-	11

Total equity		2,503	13		2,516

Non-current liabilities:
Borrowings		1,597	-	-	1,597
Derivatives financial instruments		-	-	-	-
Reserve for post-employment benefits		785	-	(25)	760
Other provisions		55	-	-	55
Deferred tax liabilities	f	36	17	(4)	49
Other non-current liabilities		129	-	-	129
Total non-current liabilities		2,602	17	(29)	2,590

Current liabilities:
Borrowings	i	904	68	-	972
Derivatives financial instruments	j	-	34	-	34
Reserve for post-employment benefits		65	-	-	65
Restructuring provisions		75	-	-	75
Other provisions		120	-	-	120
Trade accounts and notes payable		1,226	-	(27)	1,199
Accrued employee expenses		165	-	(5)	160
Income tax payable		60	-	-	60
Other creditors and accrued liabilities	k	799	(27)	(27)	745
Debt related to Technicolor acquisition		84	-	-	84
Total current liabilities		3,498	75	(59)	3,514

Liabilities directly associated with non-				88	88
current assets classified as held for sale

Total liabilities, shareholders’ equity and		8,603	105	-	8,708
minority interests

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Effect of application of IAS 32 and IAS 39

(a) Goodwill

Commitments to repurchas e minority interests	9
Total impact – increase in goodwill	9

Under French GAAP, commitments granted to shareholders to repurchase their minority interests were presented off-balance sheet. When applicable, foreseeable losses of repurchases were accrued. Under IFRS, the commitment to repurchase minority interests is recognized as a financial debt for the present value of the repurchase consideration under the put option € 18 million), offset through minority interests (€ 9 million) and the balance through goodwill (€ 9 million).

(b) Available-for-sale financial assets

Remeasurement of available-for-sale financial assets	26
Total impact – increase in available-for-sale	26

Available-for-sale assets are recognized at fair value. For listed shares, the restatement consists of recognizing in shareholders' equity, the temporary difference between the carrying value and the market value, net of any possible deferred tax impacts.

(c) Trade accounts and notes receivable

Factoring or sale of receivables without recourse	54
Total impact – increase in trade accounts	54

Under French GAAP, accounts receivable without recourse were excluded from the trade accounts and notes receivable. Under IFRS, the receivables without recourse are considered as being trade receivables with counterpart in borrowings because the Group retains the risk of late receipts. The adjustment as of January 1, 2005 amounted to € 54 million. The corresponding debt is recorded under Borrowings.

(d) Derivative financial instruments

Fair value of derivative financial instruments	126
Total impact – increase in derivative financial instruments	126

Under French GAAP, off balance sheet derivative financial instruments are not recorded in the balance sheet. Under IFRS such instruments are recorded at fair value in the balance sheet. If the derivative is a fair value hedge or if it is considered speculative the mark to market change in value is recorded in financial result. If the derivative is a cash flow hedge the change in mark to market of the effective portion of the hedging instrument is recorded in shareholders' equity.

(e) Other receivables

(i) Hedge revaluation suspense accounts	(113)
(ii) Reclassification of prepaid bank fees	(14)
Total impact – decrease of other receivables	(127)

(i)	Under French GAAP, gains and losses resulting from revaluation of outstanding derivatives that are accounted for as hedges are deferred and taken in the income statement during the same period as the underlying hedged exposure. These deferred results were accounted for in the balance sheet in a hedge suspense account which is part of Other receivables/creditors. Under IFRS, these gains and losses are accounted for either in the income statement for hedges of balance sheet items or in shareholders’ equity for hedges covering future cash flows..
(ii)	Refer to section (i) Borrowings, § (i) from current section.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(f) Deferred taxes

Deferred tax assets – Reversal of valuation allowance / Deferred tax liabilities	17
Total impact – increase in deferred tax assets and liabilities	17

A deferred tax liability has been recognized by adjusting the initial carrying amount of the equity component of the convertible liability.

(g) Retained earnings

(i) Interests expenses on convertible bonds	(161)
(ii) Reserves and Retained earnings (hedging impact)	(5)
(iii) Net equity hedging reserve	20
(iv) Equity component of convertible bonds	208
(v) Written puts	(37)
(vi) Remeasurement of call option	(8)
(vii) Remeasurement of available-for-sale financial assets	5
Total impact – increase in retained earnings	22

(i)	Under French GAAP, the interest expense recognized on a convertible bond is the actual rate applied to the nominal amount of the debt. Under IFRS, an effective interest rate is determined which is applied to the debt component of the convertible. This difference in interest expense is recorded as a reduction of retained earnings; the offset is an accretion of the amount of the debt component of the convertible.
(ii)	Under French GAAP, the entire impact of a qualifying hedge is taken in the financial statements as an offset to the change in value of the underlying exposure. Under IFRS, the impact of a hedge is broken out into effective and ineffective portions; the latter is taken to financial result or in the case of the opening IFRS balance sheet to retained earnings.
(iii)	Under French GAAP, the gains and losses resulting from revaluation of outstanding derivatives that are accounted for as hedges are deferred and taken in the income statement during the same period as the underlying hedged exposure. Under IFRS, the effective portion of such gains and losses on derivatives hedging future cash flows is taken in shareholders’ equity in Net equity hedging reserve
(iv)	Under French GAAP, a convertible bond is recognized in the balance sheet as long term debt for its nominal amount. Under IFRS, the equity component of convertible bonds is accounted for as an increase in equity offset by a reduction of the nominal amount of the debts.
(v)	Refer to section (i) Borrowings, § (v) from current section.
(vi)	Under French GAAP, a call granted on a company’s own shares is not considered a derivative instrument but rather in equity. Under IFRS, the call on a company’s own shares with terms that require or permit net settlement is a financial instrument and is valued mark to market with the result taken in income and the offset being financial debt.
(vii)	Refer to section (b) Available-for-sale financial assets from current section.

(h) Minority interests

Reclassification of minority interests	(9)
Total impact – decrease of minority interests	(9)

Refer to section (a) Goodwill from current section.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(i) Borrowings

(i) Prepaid bank fees	(3)
(ii) Convertible bonds	(58)
(iii) Market value swap interest	12
(iv) Factoring or sale of receivables without recourse	54
(v) Written put	37
(vi) Remeasurement of call granted to TCL	8
(vii) Reclassification of minority interests, valued at present value	18
Total impact – increase in borrowings	68

(i)	Under French GAAP, prepaid bank fees related to debt issues are booked as an asset in the balance sheet and amortized on a straight -line basis through financial result over the life of the debt instrument. Under IFRS, prepaid bank fees are booked as a reduction of long term debt and amortized over the life of the debt instrument by the effective interest rate method.
(ii)	Under French GAAP, a convertible bond is recognized in the balance sheet as long term debt for its nominal amount. Under IFRS, the equity component of convertible bonds is accounted for as an increase in equity offset by a reduction of the nominal amount of the debt. Moreover, under IFRS, the prepaid bank fees related to the issuance of the convertible bonds are accounted for as a reduction of debt for the fees related to the debt component of the convertible and as a reduction of equity for the fees elated to the convertible equity component.
(iii)	Under French GAAP, interest rate swaps are not accounted for in the balance sheet. Under IFRS, the fair market value of interest rate swaps are accounted for as an asset or liability in the balance sheet with the offset being a corresponding increase or decrease in the underlying debt.
(iv)	Refer to section (c) Trade accounts and notes receivable from current section.
(v)	Under French GAAP a written put on a company’s own shares, as an off-balance sheet contingent obligation is not recognized in the balance sheet. Under IFRS, the put is recognized for the present value of the repurchase consideration under the put option (i.e. the discounted amount of the exercise price multiplied by the number of shares covered by the put) as an increase in equity with offset being financial debt.
(vi)	Under French GAAP, a call granted on a company’s own shares is not recognized in the balance sheet. Under IFRS, the call with terms that require or permit net settlement is valued mark to market with the result taken in income and the offset being a financial asset or financial liability
(vii)	Refer to section (a) Goodwill and to section (h) Minority interests from current section.

(j) Derivative financial instruments

(i) Fair value of derivative financial instruments	14
(ii) Remeasurement of available-for-sale financial assets	20
Total impact – increase in derivative financial instruments	34

(i)	Under French GAAP, off balance sheet derivatives are not accounted for in the balance sheet.
Under IFRS, the fair value of all derivatives is accounted for as assets or liabilities in the balance sheet.
(ii)	Refer to section (b) Available-for-sale financial assets from current section.

(k) Other creditors and accrued liabilities

Hedge suspense account	(27)
Total impact – decrease of other creditors and accrued liabilities	(27)

Under French GAAP, gains and losses resulting from revaluation of outstanding derivatives that are accounted for as hedges are deferred and taken in the income statement during the same period as the

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

underlying hedged exposure. For foreign exchange derivatives part of these deferred results were accounted for in the balance sheet in a hedge suspense account, which is part of other receivables/creditors. Under IFRS these gains and losses are accounted for either in the income statement for hedges of balance sheet items or in shareholders’ equity for hedges covering future cash flows.

Effect of application of IFRS 5

As of January 1, 2005, Anagni plant assets and liabilities met the criteria of group of assets held for sale, therefore, in accordance with IFRS 5, they have to be presented separately in the consolidated balance sheet. The assets held for sale mainly include € 65 million of inventories, net, € 23 million of accounts receivable and € 7 million of other current assets. Related liabilities mainly include € 25 million of post employment benefits, € 27 million of accounts payable and € 111 million of intra-group liabilities.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

30.7 Cash -flow statement as of December 31, 2004

	Cash flow for the year ended December 31, 2004
	French GAAP	Effect of	IFRS
		transition to
		IFRS
Cash flows from operating activities:

Cash generated from operations	562	29	591

Interest paid	(47)	-	(47)

Interest received	10	-	10
Dividend received	-	-	-

Income tax paid	(124)	-	(124)
	401	29	430
Net cash generated from operating activities

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(664)	-	(664)
Proceeds from sale of investment in other	61	-	61
companies
Purchases of property, plant and equipment (PPE)	(309)	-	(309)
Proceeds from sale of PPE	49	-	49
Purchases of intangible assets	(39)	(29)	(68)
Net cash used in investing	(902)	(29)	(931)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares
Purchase of treasury shares	(58)	-	(58)
Proceeds from issuance of convertible bond	403	-	403
Proceeds from issuance of redeemable preference		-
shares
Proceeds from borrowings	274	-	274
Repayments of borrowings	(540)	-	(540)
Dividends paid to Company’s shareholders	(71)	-	(71)
Dividends paid to minority interests	(3)		(3)
Net cash used in financing activities	5	-	5

Net (decrease)/increase in cash and bank	(496)	-	(496)
overdrafts:

Cash and bank overdrafts at beginning of period	2,383	-	2,383
Exchange gains/(losses) on cash and bank overdrafts	19	-	19
Cash and bank overdrafts at end of period	1,906	-	1,906

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The IFRS cash flow statement is affected by the following changes:

Net cash from operating activities:
-	Previously under French GAAP, the net cash from operating activities was presented starting from the Operating Income. Under IFRS the reconciliation from IFRS net income to net cash from operating activities is presented in note 26.

Net cash from investing activities:
-	The increase in purchase of intangible assets under IFRS is due to the capitalization of the development projects, which were expensed under French GAAP.

31. RELATED PARTY TRANSACTIONS

TTE Corporation and its subsidiaries (“TTE”)

On July 31, 2004, Thomson and TCL Corporation formed TTE. Since this date, Thomson accounts for its investment in TTE using the equity method. As a consequence TTE is a related party of Thomson Since August 1, 2004.

In the normal course of business, Thomson is a supplier of CRT tubes to TTE. In addition, Thomson licenses to TTE certain intellectual property and provides exclusive services to TTE. For the 5 month period ended December 31, 2004 and the period ended June 30, 2005, related sales amounted to € 365 million and € 275 million, respectively. As of December 31, 2004 and June 30, 2005 amounts due from TTE to Thomson amounted to € 106 million and € 120 million, respectively.

In addition, Thomson and TTE enter into a 24 months Receivable Purchase and Sale Agreement by which Thomson purchases TTE’s receivables, collects these receivables. As of December 31, 2004 and June 30, 2005, Thomson loaned € 99 million and € 71 million to TTE and recognized an amount of € 4 million and € 1 million as financial income over the 5 months period ended as of December 31, 2004 and the period ended June 30, 2005.

France Telecom and its subsidiaries ("FT")

In the normal course of the business and based on market conditions, Thomson entered into the following transactions with FT:

  Thomson is a supplier of ADSL set top boxes and other telephone products to FT. For the periods ended June 30, 2005, June 30, 2004 and December 31, 2004, such sales amount to € 40 million, € 18 million and € 41 million, respectively. As of June 30, 2005, June 30, 2004 and December 31, 2004 amounts due from FT amount to € 29 million, € 3 million and € 9 million, respectively.
  In December 2000, Thomson entered into a telecommunications outsourcing agreement with FT (Equant), pursuant to which FT will provide all of the Group’s telecommunications requirements, including voice, data and videoconferencing. The agreement is known as Thomson Infrastructure Network Operations Services (“TINOS”). On November 7, 2002, with effect as of September 1, 2002, Thomson and FT amended the TINOS agreement in order to include within its scope all of the Group’s recent acquisitions. There were no significant developments for the period ended June 30, 2005.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Microsoft and its subsidiaries (“Microsoft”)

In the course of its business and based on market conditions, Thomson sells products and services to Microsoft, including, mainly, duplication and distribution services and promotional services and royalties. These sales amounted to € 18 million, € 23 million and € 77 million for June 30, 2005, June 30, 2004 and December 31, 2004, respectively.

Thomson has receivables due from Microsoft amounting to € 13 million, € 3 million and € 10 million as of June 30, 2005, June 30, 2004 and December 31, 2004, respectively.

Silver Lake Partners (SLP)

SLP has a representative on the board of director of Thomson since September 15, 2004 and is therefore assessed as a related party of Thomson since that date.

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC. As of December 31, 2004 and June 30, 2005, Thomson has a financial debt toward SLP amounting to € 366 million (USD 500 million) and € 414 million (USD 500 million), respectively. For the period ended December 31, 2004 and June 30, 2005, Thomson incurred an aggregate charge of € 4 million toward SLP and € 8 million, respectively.

In application of IAS 39, the above mentioned financial debt has been recognized in our consolidated balance sheet for an amount of € 385 million and € 367 million as of June 30, 2005 and December 31, 2004. (note 2 – financials instruments e))

Carlton Communications Plc and its subsidiaries ("Carlton")

Since March 16, 2002, Carlton has hold a 5.5% interest in the share capital of Thomson and sold its shareholding on September 22, 2004. Therefore, Carlton has ceased to be a related party of Thomson.

The Group partially financed the Technicolor acquisition consumed on March 16, 2001 by issuing promissory notes to Carlton. As part of this operation, interest charge related to the related debt recognized by the Group amounts to € 1 million and € 3 million for the period ended June 30, 2004 and December 31, 2004.

On May 7, 2002, the Group and Carlton incorporated a Joint Venture, Screenvision Europe in order to purchase and operate the cinema screen advertising businesses in UGC and RTBF theatres in Europe. Following the acquisition, Carlton and the Group have granted loans to Screenvision Europe on an equal basis. As of June 30, 2004 and December 31, 2004, the outstanding debt due to Carlton by Screenvision Europe in the consolidated financial statements of the Group amounts to € 20 million and € 18 million, respectively.
Such loans bear interest at market rate. For the periods ended June 30, 2004 and December 31, 2004, financial interest recognized by Screenvision Europe in the consolidated financial statements of the Group amount to € 0.3 million and € 0.5 million, respectively.

DIRECTV and its subsidiaries ("DIRECTV")

DIRECTV was a shareholder of Thomson until August 21, 2002.

Eddy Hartenstein, member of the Board of Directors of Thomson, has ceased to be Vice-Chairman of the Board of Directors of DIRECTV Inc. As a result, DIRECTV has stopped to be a related party of Thomson and transactions with DIRECTV are not disclosed for the period ended June 30, 2005

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

In the normal course of the business and based on market conditions, Thomson sales to DIRECTV products, mainly digital decoders and satellite receivers and services. Moreover, over the course of 2003 and the first semester of 2004, Thomson and DIRECTV agreed on the following agreements:

  On April 14, 2003, Thomson signed a contract to supply DIRECTV with a significant number of encoders and control systems.
  On June 13, 2003, Canal Plus Technologies and DIRECTV signed a contract involving the supply by Canal Plus Technologies to DIRECTV of its MediaHighway®’s interactivi ty system. Thomson has guaranteed the performance of the contract.
  On June 24, 2004, Thomson acquired the HNS’ set-top box manufacturing business of Hughes Network Systems (the manufacturing activity of Direct TV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes.

Thomson sales to DIRECTV amount to € 103 million and € 374 million for the period ended June 30, 2004 and December 31, 2004, respectively.

As of June 30, 2004 and December 31, 2004, receivables from DIRECTV amount to € 25 million and € 35 million, respectively.

TSA and its subsidiaries (“TSA”)

TSA is no longer a related party of Thomson because Thierry Breton resigned from is position of Chairman of TSA and administrator of Thomson on March 1, 2005.

32. SUBSEQUENT EVENTS

A definitive agreement has been reached on July 12, 2005 with TCL regarding the transfer to TCL of the TV sales and marketing organisation and for renegotiation of the Angers plant subcontracting agreement. Furthermore, pursuant to the agreements in connection with the creation of TTE, Thomson exercised its swap on TTE shares as of August 10, 2005. Upon completion of this transaction, Thomson received 1,144,182,095 shares of TCL Multimedia Technology Holdings, listed on the Hong Kong stock exchange. As a result of these agreements, net cash flows are expected to be slightly negative resulting from the Angers subcontracting agreement offset significantly by the increase of 0.4% of the trademark licensing fees assuming full life of the Angers agreement.

On July 27, 2005, Thomson acquired PRN Corporation, the leader in the fast-growing market of out -of-home video advertising network. The consideration paid amounted to USD 285 million. PRN will be a part of Thomson's Network Operations Services business unit in the Services division.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23rd, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer